UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 15, 2009
Commission File Number: 001-14534
Precision Drilling Trust
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2009	PRECISION DRILLING CORPORATION As agent for and on behalf of PRECISION DRILLING TRUST
	By:	/s/ Joanne Alexander
		Name:	Joanne Alexander
		Title:	Vice President, General Counsel and Corporate Secretary

Exhibit	DESCRIPTION

1	Precision Drilling Trust — Notice of the Annual and Special Meeting of the Unitholders and Information Circular dated April 3, 2009

Notice of the Annual and Special Meeting of the Unitholders and Information Circular

Annual and Special Meeting May 6, 2009
Precision Drilling Trust
April 3, 2009

Precision Drilling Trust Notice of the Annual and Special Meeting of Unitholders
NOTICE IS HEREBY given that the annual and special meeting (the “Meeting”) of the holders of units (the “Trust Units”) of Precision Drilling Trust (the “Trust”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 6th day of May, 2009 at 3:00 P.M. (MDT) for the following purposes:
1.	to receive and consider the audited consolidated financial statements of the Trust for the year ended December 31, 2008 and the auditors’ report thereon;

2.	to elect the Trustees of the Trust for the ensuing year;

3.	to approve the appointment of the directors of Precision Drilling Corporation, administrator of the Trust, for the ensuing year;

4.	to appoint KPMG LLP as Auditor for the ensuing year;

5.	to consider and, if thought advisable, pass an ordinary resolution approving and adopting an Employee Trust Unit Option Plan, as more particularly described in the accompanying information circular;

6.	to consider and, if thought advisable, pass an ordinary resolution increasing the number of Trust Units reserved for issuance under the Trust’s Deferred Trust Unit Plan, as more particularly described in the accompanying information circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the Meeting are set forth in the proxy statement and information circular accompanying this notice.
The directors of Precision Drilling Corporation have, on behalf of the Trust, fixed the record date for the Meeting as Friday, April 3, 2009 (the “Record Date”). Only holders of Trust Units and Exchangeable Units (together the “Unitholders”) of record at the close of business on the Record Date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, unless any holder of Trust Units transfers his or her Trust Units after the Record Date and the transferee of those Trust Units establishes that he or she owns the Trust Units and demands, not later than ten (10) days before the Meeting, that the transferee’s name be included in the list of Unitholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Trust Units at the Meeting.
Holders of Trust Units who are unable to be personally present at the Meeting may date and sign the form of proxy accompanying this Notice and return the same to the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI by 3:00 P.M. (MDT) on May 4, 2009, or vote by phone or by internet in the manner described in the form of proxy.
Holders of Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada (the “Voting and Exchange Trustee”) as trustee under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which each Exchangeable Unit may be exchanged (on a one-for-one basis) as at the Record Date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
Forms of proxy, in order to be valid and acted upon at the Meeting, must be returned to the aforesaid offices of Computershare Trust Company of Canada, or voted by phone or internet, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, or in the case of the Trust Units only, with the Chairman of the Meeting prior to commencement thereof.
Dated at Calgary, Alberta this 3rd day of April 2009.
By order of the Board of Directors of Precision Drilling Corporation, the administrator of Precision Drilling Trust
(signed) “Joanne Alexander”
Joanne Alexander
Vice President, General Counsel and Corporate Secretary

PRECISION DRILLING TRUST
proxy statement and information circular
for the Annual and Special Meeting of Unitholders
to be held may 6, 2009
Dated April 3, 2009 (the “Effective Date”)
I. Proxy Statement and Information Circular
Solicitation Of Proxies
THIS PROXY STATEMENT AND INFORMATION CIRCULAR (THE “CIRCULAR”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY PRECISION DRILLING CORPORATION (“PRECISION”) ON BEHALF OF ROBERT J.S. GIBSON, ALLEN R. HAGERMAN AND PATRICK M. MURRAY AS THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST (the “Trust”) to be used at the annual and special meeting of holders of units of the Trust (the “Trust Units”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), to be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 6th day of May, 2009 at 3:00 P.M. (MDT), or at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting accompanying this Circular (the “Meeting”). The cost of solicitation will be borne by Precision and reimbursed by the Trust. All amounts referred to herein are in Canadian dollars unless otherwise stated.
Voting By Holders Of Exchangeable Units
This Circular is being mailed to holders of Trust Units and Exchangeable Units (together, the "Unitholders”). The Circular relates principally to the Trust as PDLP is exempt from National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) provided the Trust complies with the requirements set out in Section 13.3 of NI 51-102. The Exchangeable Units are the economic equivalent of the Trust Units, however, whereas each Trust Unit outstanding on the Record Date (as defined herein) is entitled to one vote, each Exchangeable Unit is voted through a special voting unit that has been issued to Computershare Trust Company of Canada as trustee (the “Voting and Exchange Trustee”) under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which the Exchangeable Units may be exchanged (on a one-for-one basis) as at the Record Date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
Advice To Beneficial Holders Of Trust Units
The information set forth in this section is of significant importance to holders of Trust Units as a substantial number do not hold Trust Units in their own name. Unitholders who do not hold Trust Units in their own name (the “Beneficial Holders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Holders’ name on the records of the Trust and such Trust Units will more likely be registered under the name of the Beneficial Holders’ broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions from Beneficial Holders, the investment dealers and other intermediaries are prohibited from

Precision Drilling Trust — Information Circular	3

voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.
Applicable regulatory policies require investment dealers and other intermediaries to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Trust Units are represented at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by intermediaries is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing intermediaries regarding how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile, or to follow the instructions on the voting instruction form to vote online or by calling a toll-free telephone number. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting. A Beneficial Holder must follow the directions within the time frame set out in the voting instruction form in order to vote the Trust Units at the Meeting.
The foregoing discussion similarly applies to holders of Exchangeable Units who do not hold their Exchangeable Units in their own name. Only holders of Exchangeable Units whose names appear on the records of PDLP as the registered holders of Exchangeable Units are entitled to instruct the Voting and Exchange Trustee as to how to exercise voting rights in respect of their Exchangeable Units at the Meeting. The procedure for voting Exchangeable Units is described below under the heading “Instructions to the Voting and Exchange Trustee”.
Appointment Of Proxy
The persons named in the enclosed instrument of proxy, Mr. Gene C. Stahl, President, Canadian Operations of Precision, and Mr. Douglas J. Strong, Chief Financial Officer of Precision, have indicated their willingness to represent as proxies the Unitholders who appoint them. A Unitholder submitting a proxy has the right to appoint another person or company to represent such Unitholder at the Meeting and may do so either by inserting such person’s or company’s name in the blank space provided and striking out the existing names, or by completing another proper form of proxy. In either case, instruments of proxy must be deposited at Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (MDT) on May 4, 2009. A proxy must be executed by the Unitholder or his or her attorney authorized in writing or, if such Unitholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. Representatives of Unitholders appointed as proxies are not required to be Unitholders themselves.
Instructions To The Voting And Exchange Trustee
Holders of Exchangeable Units may give their instructions to the Voting and Exchange Trustee by proxy, designate a person to exercise their vote by proxy or in person, or attend at the Meeting and vote in person. If delivering a proxy or designating a person to execute the proxy on their behalf, the instruments of proxy must be deposited at Computershare Trust Company of Canada as Voting and Exchange Trustee, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (MDT) on May 4, 2009.
Revocation Of Proxy
An instrument of proxy in respect of Trust Units and Exchangeable Units may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by

Precision Drilling Trust — Information Circular	4

instrument in writing or, if the holder of Trust Units or Exchangeable Units is a corporation, under its corporate seal or by an officer or an attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at the address described above at any time up to and including the last day of business preceding the day of the Meeting or at any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits, the proxy will be revoked.
Record Date
By resolution of the board of directors of Precision (the “Board of Directors”, and each member a “Director”), the record date for the Meeting has been established as April 3, 2009 (the “Record Date”). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after the Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee’s name be placed on the voting list in place of the transferor.
Exercise Of Discretion By Proxies
The persons named in the enclosed form of proxy will vote the Trust Units in respect of which they are appointed in accordance with the direction of the Unitholders appointing them where voting is by way of a show of hands or by ballot, and if the Unitholder specifies a choice with respect to any matter that may be acted upon, the Trust Units will be voted accordingly. In the absence of such direction, the Trust Units will be voted for the election of the nominees hereinafter set forth as the board of trustees of the Trust (the “Board of Trustees”, and each member, a “Trustee”), for the approval of the appointment of the Board of Directors, for the re-appointment of KPMG LLP, Chartered Accountants, as Auditor, in favour of the Option Plan Resolution (as defined herein) and in favour of the DTU Plan Resolution (as defined herein). The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The Trustees, Directors and executive officers of Precision know of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting.
Voting Securities And Principal Holders Of Voting Securities
An unlimited number of Trust Units may be created and issued by the Trust. At the Effective Date the Trust had outstanding 206,065,086 Trust Units, each Trust Unit carrying the right to one vote. The Trust Units are the only class of voting securities of the Trust which are issued and outstanding. To the knowledge of the Board of Trustees, the Board of Directors and executive officers of Precision, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Trust Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.
At the Effective Date, PDLP had outstanding 125,629,362 Class A Limited Partnership Units, each of which is held by the Trust, and 128,562 Exchangeable Units, each of which are held by former shareholders of Precision who elected to receive Exchangeable Units in lieu of Trust Units at the time of the reorganization of the business of Precision into the Trust. The Exchangeable Units are the economic equivalent of the Trust Units, are exchangeable for Trust Units on a one-for-one basis at the option of the holder, entitle the holder to receive cash payments equal to cash distributions made by the Trust on the Trust Units, and entitle the holder to direct the Voting and Exchange Trustee to vote the special voting unit at all meetings of holders of Trust Units. The Exchangeable Units are the only class of voting securities of PDLP which are issued and outstanding and entitled to vote at the Meeting as a single class. To the knowledge of the directors and officers of 1194312 Alberta Ltd., the general partner of PDLP (the “General Partner”), a wholly-owned subsidiary of the Trust which has the exclusive authority to manage the business and affairs of PDLP on behalf of the Trust, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Exchangeable Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.

Precision Drilling Trust — Information Circular	5

At the Effective Date, the Trustees, the Directors and the executive officers of Precision, as a group, beneficially owned or controlled or directed, directly or indirectly, 1,062,577 Trust Units and no Exchangeable Units or approximately 0.515% of the combined issued and outstanding Trust Units and Exchangeable Units.
Indebtedness Of Trustees, Directors And Executive Officers
There are no loans outstanding from the Trust or Precision to the Trustees, the Directors or the executive officers of Precision.
Interest Of Informed Persons In Material Transactions
There were no material interests, direct or indirect, of the Trustees, or the Directors and executive officers of Precision, the nominees for Trustee or Director, any Unitholder who beneficially owns more than 10% of the Trust Units or Exchangeable Units, or any other informed person or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or is reasonably expected to materially affect the Trust or any of its subsidiaries.
For the purposes of the above, “informed person” means: (a) a Trustee of the Trust or a Director or executive officer of Precision; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Trust or Precision; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of the Trust or Precision or a combination of both carrying more than ten percent (10%) of the voting rights attached to all outstanding voting securities of the Trust or Precision other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Trust or Precision after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
Interest Of Certain Persons And Companies In Matters To Be Acted Upon
The Board of Trustees on behalf of the Trust, and the Board of Directors and executive officers on behalf of Precision, are not aware of any material interest of any Trustee, Director or nominee for Trustee or Director, or officer of Precision or anyone who has held office as such since the beginning of the last fiscal year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Precision Drilling Trust — Information Circular	6

II. Particulars of Matters to be Acted Upon
Election Of The Board Of Trustees
At the Meeting, Unitholders will be asked to elect three members to the Board of Trustees. The persons named in the enclosed form of proxy intend to vote for the election of the persons set out below. It is not contemplated that such nominees will be unable to serve as Trustees but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion. The following table sets forth, for each proposed Trustee: his name, age, municipality, province or state and country of residence; all positions and offices with the Trust now held by him; the month and year in which he was first appointed as a Trustee; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned, controlled or directed by him, directly or indirectly, as of the Effective Date:

Name, Age,
Municipality, Province or	Position			Trust Units / Exchangeable
State & Country of	Presently			Units Beneficially Owned,
Residence	Held(1)	Trustee Since(2)	Principal Occupation	Controlled or Directed(3)

Robert J.S. Gibson, 62 Calgary, Alberta, Canada	Trustee	September 2005	President, Stuart & Company Limited.	122,352(4) / nil 0.059% / nil

Allen R. Hagerman, FCA, 57 Calgary, Alberta, Canada	Trustee	May 2007	Executive Vice President, Canadian Oil Sands; Chief Financial Officer, Canadian Oil Sands Limited 2003 — 2007.	21,802(5) / nil 0.011% / nil

Patrick M. Murray, 66 Dallas, Texas, USA	Trustee	September 2005	Corporate Director; Chairman and Chief Executive Officer, Dresser Inc. from 2000 until retiring in May 2007.	61,981(6) / nil 0.030% / nil

Notes:

(1)	Each Trustee’s term of office expires not later than the close of business at the next annual meeting, or until successors are elected or a Trustee vacates his office in accordance with the terms of the declaration of trust dated September 22, 2005 (the “Declaration of Trust”).

(2)	The Trust was created on September 22, 2005.

(3)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on the total Trust Units and Exchangeable Units outstanding as of the Effective Date.

(4)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson and 60,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson. In 2007, Precision adopted a deferred trust unit plan (“DTU Plan”) for non-management Directors. 6,136 of the Trust Units were credited from the DTU Plan in 2008.

(5)	9,888 of the Trust Units held by Mr. Hagerman were credited from the DTU Plan in 2008.

(6)	3,681 of the Trust Units held by Mr. Murray were credited from the DTU Plan in 2008.
Approval Of The Board Of Directors
The Board of Trustees has delegated the management and general administration of the affairs of the Trust to Precision pursuant to the terms of an administration agreement. PDLP is the sole shareholder of Precision and is entitled to appoint the Board of Directors. Since the Trust holds all of the voting shares of the General Partner, the Board of Trustees will ensure that appropriate steps are taken by the General Partner on behalf of PDLP to collect and act upon the votes of Unitholders to appoint the Board of Directors. The directors of the General Partner are also the persons named in the enclosed form of proxy and they intend to appoint the persons set out below. It is not contemplated that the nominees set out below will be unable to serve as Directors but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to take steps to ensure that the General Partner appoints other nominees at their discretion on the advice of the Board of Trustees.
In the event that the resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed below are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would

Precision Drilling Trust — Information Circular	7

result in less than a majority of the Board of Directors being independent or which would result in the Trustees constituting a majority of the Board of Directors.
The following table sets forth, for each proposed Director: his name, age, municipality, province or state and country of residence; all positions and offices with Precision now held by him; the month and year in which he was first appointed a Director; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned, controlled or directed by him, directly or indirectly, as of the Effective Date:

Trust Units /
Name, Age,	Position			Exchangeable Units
Municipality, Province or State	Presently	Director		Beneficially Owned,
& Country of Residence	Held(1)	Since	Principal Occupation	Controlled or Directed(2)

Frank M. Brown, 64(4)(13) Anchorage, Alaska, USA	Director	December 2008	Director of Precision since December 2008; Director of Grey Wolf (as defined herein) since May 2000; Private consultant in the Alaskan oil and gas industry 2006-Present; Chief Executive Officer of ZRB Resources, LLC, since 2006.	37,160 / nil 0.018% / nil

William T. Donovan, 57(6)(13) Milwaukee, Wisconsin, USA	Director	December 2008	Director of Precision since December 2008; Director of Grey Wolf, 1997-2008; Chairman of the Board of Rockland Industrial Holdings, LLC, since 2006.	102,712 / nil 0.050% / nil

W.C. (Mickey) Dunn, 56(3)(4) Edmonton, Alberta, Canada	Director	September 1992	Chairman, True Energy Trust.	21,091(5) / nil 0.010% / nil

Brian A. Felesky, CM, Q.C., 65(3) Calgary, Alberta, Canada	Director	December 2005	Counsel, Felesky Flynn LLP, from April 1978 through July 2006; Partner at Felesky Flynn LLP.	20,741(7) / nil 0.010% / nil

Robert J.S. Gibson, 62(3)(6) Calgary, Alberta, Canada	Director	June 1996	President, Stuart & Company Limited.	122,352(8) / nil 0.059% / nil

Allen R. Hagerman, FCA, 57(6) Calgary, Alberta, Canada	Director	December 2006	Executive Vice President, Canadian Oil Sands; Chief Financial Officer, Canadian Oil Sands Limited 2003 — 2007.	21,802(9) / nil 0.011% / nil

Stephen J.J. Letwin, 53(4) Houston, Texas, USA	Director	December 2006	Managing Director, Enbridge Energy Partners and Executive Vice President, Gas Transportation & International, Enbridge Inc. since May 2006; Group Vice President, Gas Strategy & Corporate Development, Enbridge Inc., April 2003 to May 2006; Group Vice President, Distribution & Services, Enbridge Inc., September 2000 to April 2003.	34,986(11)/ nil 0.017% / nil

Patrick M. Murray, 66(6) Dallas, Texas, USA	Director	July 2002	Corporate Director; Chairman and Chief Executive Officer, Dresser Inc. from 2001 until retiring in May 2007.	61,981(16) / nil 0.030% / nil

Kevin A. Neveu, 48(10) Calgary, Alberta, Canada	Director, President Chief Executive Officer	August 2007	President and Chief Executive Officer since January 13, 2009; Chief Executive Officer, Precision Drilling Corporation from August 2007 to January 13, 2009; President, Rig Solutions Group, National Oilwell Varco 2002 to 2007.	150,000 / nil 0.073% / nil

Frederick W. Pheasey, 66(4) Edmonton, Alberta, Canada	Director	July 2002	Director of Dreco Energy Services Ltd.	63,805(15) / nil 0.031% / nil

Robert L. Phillips, 58(3)(4)(6)(14) Vancouver, British Columbia, Canada	Director, Chairman	May 2004	Corporate Director; President and Chief Executive Officer, BCR Group of Companies 2001-2004.	29,030(12) / nil 0.014% / nil

Trevor M. Turbidy, 41(3)(13) Houston, Texas, USA	Director	December 2008	Director of Precision since December 2008; Director of Grey Wolf 2005-2008; Energy Industry Advisor with Avista Capital Partners 2007-Present; President and Chief Executive Officer of Trico Marine Services, Inc., 2005- 2007.	7,538 / nil 0.004% / nil

Notes:

(1)	Each Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or a Director vacates his office.

(2)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on the total Trust Units and Exchangeable Units outstanding as of the Effective Date.

(3)	Member of the Corporate Governance and Nominating Committee.

Precision Drilling Trust — Information Circular	8

(4)	Member of the Compensation Committee.

(5)	3,681 of the Trust Units were credited to Mr. Dunn from the DTU Plan in 2008.

(6)	Member of the Audit Committee.

(7)	9,188 of the Trust Units were credited to Mr. Felesky from the DTU Plan in 2008.

(8)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 60,000 of the Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson. 6,136 of the Trust Units were credited to Mr. Gibson from the DTU Plan in 2008.

(9)	9,888 of the Trust Units were credited to Mr. Hagerman from the DTU Plan in 2008.

(10)	Mr. Neveu was appointed Chief Executive Officer of Precision on August 9, 2007, as a Director of Precision on August 14, 2007 and as President of Precision on January 13, 2009.

(11)	9,171 of the Trust Units were credited to Mr. Letwin from the DTU Plan in 2008.

(12)	12,500 of the Trust Units are held by R.L. Phillips Investments Inc., a company controlled by Mr. Phillips. 5,720 of the Trust Units were credited to Mr. Phillips from the DTU Plan in 2008.

(13)	On December 23, 2008, the Trust completed the indirect acquisition of Grey Wolf, Inc. (“Grey Wolf”) (the “Acquisition”) pursuant to an agreement and plan of merger (the “Merger Agreement”) dated August 24, 2008, as amended December 2, 2008 with Grey Wolf, Precision and Precision Lobos Corporation (“Lobos”) (a subsidiary of the Trust). Pursuant to the Acquisition, Grey Wolf was merged with and into Lobos. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos, subsequently renamed “Precision Drilling Oilfield Services Corporation”, is the surviving corporation. Messrs. Brown, Donovan and Turbidy were appointed as Directors upon the closing of the Acquisition.

(14)	Mr. Phillips was appointed to the Audit Committee on December 12, 2008.

(15)	9,928 of the Trust Units were credited to Mr. Pheasey from the DTU Plan in 2008.

(16)	3,681 of the Trust Units were credited to Mr. Murray from the DTU Plan in 2008.
Each nominee for appointment to the Board of Directors is independent with the exception of Kevin A. Neveu, President, Chief Executive Officer and Director of Precision.
The following table sets forth, for each Trustee and each Director, a brief biography and a list of other public company boards on which they serve:

Frank M. Brown, Anchorage, Alaska, United States of America
Frank M. Brown, 64, serves as Chief Executive Officer of ZRB Resources, LLC, a private exploration and production company in Alaska, and has been a private consultant in the Alaskan oil and gas industry since January 2006. From September 2000 to 2005, Mr. Brown served as President of Fairweather International, Inc. Mr. Brown was a Director of Grey Wolf, Inc. from May 2000 to December 2008, prior to the Acquisition and his subsequent appointment as Director of Precision on December 23, 2008.

Status: Independent	Unit Holdings: 37,160

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (0 of 0)(1)	None
Compensation Committee (0 of 0)(2)

Notes:

(1)	Mr. Brown was appointed to the Board of Directors on December 23, 2008

(2)	Mr. Brown was appointed to the Compensation Committee on December 23, 2008

William T. Donovan, Milwaukee, Wisconsin, United States of America
William T. Donovan, 57, is Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries. From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a Director of Total Logistics, Inc., a Wisconsin corporation that engaged in various operating and investment activities, and as a director of various private industrial companies. Mr. Donovan was a Director of Grey Wolf, Inc. from June 1997 to December 2008, prior to the Acquisition and his subsequent appointment as Director of Precision on December 23, 2008.

Status: Independent	Unit Holdings: 102,712

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (0 of 0)(1)	None
Audit Committee (0 of 0)(2)

Notes:

(1)	Mr. Donovan was appointed to the Board of Directors on December 23, 2008

(2)	Mr. Donovan was appointed to the Audit Committee on December 23, 2008

Precision Drilling Trust — Information Circular	9

W.C. (Mickey) Dunn, Edmonton, Alberta, Canada
Mr. Dunn, 56, is the Chairman of the Board of True Energy Trust, a founding shareholder and director of Cash Store Financial Services Inc., and a director of Vero Energy Inc. Previously, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc. He has been a Director of Precision since September 1992.

Status: Independent	Unit Holdings: 21,091

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (30 of 31)	Cash Store Financial Services Inc. (TSX: CSF)
Compensation Committee (6 of 6)	True Energy Trust (TSX: TUI.UN)
Corporate Governance and Nominating Committee (4 of 4)	Vero Energy Inc. (TSX: VRO)

Brian A. Felesky, CM, Q.C., Calgary, Alberta, Canada
Mr. Felesky, 65, is Counsel to Felesky Flynn LLP, a law firm specializing in tax and trust law. Mr. Felesky is a Co-Chair, Homefront (a domestic abuse charitable organization), Vice-Chair Canada West Foundation, a member of the Council of The Alberta Order of Excellence, a member of the Senate of Athol Murray College of Notre Dame, a board member of the Calgary Stampede Foundation and Awali (a teacher training program in East Africa). Mr. Felesky also serves on the boards of Suncor Energy, Inc., EPCOR Power LP and Resin Systems Inc. He has been a Director of Precision since December 2005.

Status: Independent	Unit Holdings: 20,741

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (31 of 31)	EPCOR Power LP (TSX: EP.UN)
Corporate Governance and Nominating Committee (4 of 4)	Resin Systems Inc. (TSX: RS)
Suncor Energy, Inc. (TSX: SU, NYSE: SU)

Robert J.S. Gibson, Calgary, Alberta, Canada
Mr. Gibson, 62, has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He also serves on the Board of Cash Store Financial Services Inc. Mr. Gibson has been a Director of Precision since June 1996 and was appointed to the Board of Trustees in September 2005.

Status: Independent	Unit Holdings: 122,352

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (30 of 31)	Cash Store Financial Services Inc. (TSX: CSF)
Board of Trustees (22 of 23)
Audit Committee (5 of 5)
Corporate Governance and Nominating Committee — Chairman (4 of 4)

Precision Drilling Trust — Information Circular	10

Allen R. Hagerman, FCA, Calgary, Alberta, Canada
Mr. Hagerman, FCA, 57, currently holds the position of Executive Vice President, Canadian Oil Sands Limited. Mr. Hagerman is a member of the Canadian Institute of Chartered Accountants. He also serves on the board of EPCOR Power LP. Mr. Hagerman has been a Director of Precision since December 2006 and was elected to the Board of Trustees in May 2007.

Status: Independent	Unit Holdings: 21,802

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (31 of 31)	EPCOR Power LP (TSX: EP.UN)
Board of Trustees (23 of 23)
Audit Committee (5 of 5)

Stephen J.J. Letwin, Houston, Texas, United States of America
Mr. Letwin, 53, currently holds the position of Managing Director, Enbridge Energy Partners and is Executive Vice President, Gas Transportation & International of Enbridge Inc. From April 2003 to May 2006, he served Enbridge Inc. as Group Vice President, Gas Strategy & Corporate Development. Prior thereto, Mr. Letwin served Enbridge as Group Vice President, Distribution & Services since September 2000. Mr. Letwin also serves on the boards of Mancal Corporation, Gaz Metro LP, Enbridge Energy Company, Inc., Enbridge Energy Management, LLC, Alliance Pipeline and Vector Pipeline. He has been a Director of Precision since December 2006.

Status: Independent	Unit Holdings: 34,986

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (29 of 31)	Gaz Metropolitan Limited Partnership (TSX: GZM.UN)
Compensation Committee (5 of 6)	Enbridge Energy Company, Inc. (NYSE: EEP)
Enbridge Energy Management, L.L.C. (NYSE: EEQ)

Patrick M. Murray, Dallas, Texas, United States of America
Mr. Murray, 66, served as Chairman and CEO of Dresser Inc. from 2001 until retiring in May 2007. For the period 1997 through 2000, Mr. Murray served as President of Halliburton Company's Dresser Equipment Group and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. Mr. Murray also serves on the boards of Harvest Natural Resources, Inc., Rancher Energy Corp., and Wellstream Holdings PLC. He is also a member of the American Petroleum Institute (“API”) and the Society of Petroleum Engineers (“SPE”). Mr. Murray has been a Director of Precision since July 2002 and was appointed to the Board of Trustees in September 2005.

Status: Independent	Unit Holdings: 61,981

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (31 of 31)	Harvest Natural Resources, Inc. (NYSE: HNR)
Board of Trustees (21 of 23)	Rancher Energy Corp. (OTCBB: RNCH)
Audit Committee — Chairman (5 of 5)	Wellstream Holdings PLC, U.K. (WSM.L)

Precision Drilling Trust — Information Circular	11

Kevin A. Neveu, Calgary, Alberta, Canada
Mr. Neveu, 48, was appointed Chief Executive Officer and a Director of Precision Drilling in August 2007, and became President and Chief Executive Officer on January 13, 2009. In 2002, Mr. Neveu was appointed President of the Rig Solutions Group of National Oilwell Varco, which had acquired Dreco Energy Services Ltd., and held that position until joining Precision.

Status: Non-Independent	Unit Holdings: 150,000

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors — (31 of 31)	None

Frederick W. Pheasey, Edmonton, Alberta, Canada
Mr. Pheasey, 66, is the founder and continues to be a director of Dreco Energy Services Ltd., which was acquired by National Oilwell, Inc. in 1997. Mr. Pheasey served as Executive Vice President and a director of National Oilwell, Inc. from 1997 to 2004 and continued to serve on the Board of National Oilwell, Inc. to May 2005. Mr. Pheasey has been a Director of Precision since July 2002.

Status: Independent	Unit Holdings: 63,805

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (31 of 31)	None
Compensation Committee — Chairman (5 of 6)

Robert L. Phillips, Vancouver, British Columbia, Canada
Mr. Phillips, 58, was most recently President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Mr. Phillips was appointed as Chairman of the Board of Directors in August 2007 and currently serves on the boards of several other major Canadian corporations. Mr. Phillips has been a director of Precision since May 2004.

Status: Independent	Unit Holdings: 29,030

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors — Chairman (30 of 31)	Axia NetMedia Corporation (TSX: AXX)
Compensation Committee (6 of 6)	Canadian Western Bank (TSX: CWB)
Corporate Governance and Nominating Committee (4 of 4)	MacDonald, Dettwiler & Associates Ltd. (TSX: MDA)
Audit Committee (0 of 0)(1)	Terra Vest Income Fund (TSX: TI.UN)
West Fraser Timber Co. Ltd. (TSX: WFT)

Notes:

(1)	Mr. Phillips was appointed to the Audit Committee on December 12, 2008

Precision Drilling Trust — Information Circular	12

Trevor M. Turbidy, Houston, Texas, United States of America
Trevor Turbidy, 41, serves as an Energy Industry Advisor with Avista Capital Partners. Prior to joining Avista, Mr. Turbidy served as President and Chief Executive Officer of Trico Marine Services, Inc., a marine support and transportation company, from August 2005 until July 2007, and from August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico. Mr. Turbidy was a Director of Grey Wolf, Inc. from December 2005 to December 2008, prior to the Acquisition and his subsequent appointment as Director of Precision on December 23, 2008.

Status: Independent	Unit Holdings: 7,538

Board/Committee Memberships (Attendance - 2008)	Public Board Memberships (Exchange: Symbol)

Board of Directors (0 of 0)(1)	None
Corporate Governance and Nominating Committee (0 of 0)(2)

Notes:

(1)	Mr. Turbidy was appointed to the Board of Directors on December 23, 2008

(2)	Mr. Turbidy was appointed to the Corporate Governance and Nominating Committee on December 23, 2008
None of those persons who are proposed Trustees of the Trust or Directors of Precision is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Trust or Precision, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.
In addition, none of those persons who are proposed Trustees of the Trust or Directors of Precision is, or has been within the past ten years, a director or executive officer of any company, including the Trust or Precision, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the persons who are proposed Trustees of the Trust or Directors of Precision have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.
None of those persons who are proposed Trustees of the Trust or Directors of Precision have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
Appointment Of Auditor
The nominees named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Trust to hold office until the next annual meeting of the Trust. KPMG LLP was appointed as auditor of the Trust on October 31, 2005. Should KPMG LLP for any reason be unwilling or unable to accept reappointment, the Board of Trustees will exercise their discretion to appoint an alternate auditor.

Precision Drilling Trust — Information Circular	13

Audit, audit-related, tax and all other fees billed by KPMG LLP to the Trust and Precision in 2008 and 2007 are disclosed in the Annual Information Form of the Trust dated March 27, 2009 which is available on SEDAR at www.sedar.com and will be provided free of charge to any Unitholder upon request to the Corporate Secretary, at the offices of Precision, 4200, 150 — 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251, or email at corporatesecretary@precisiondrilling.com.
Approval Of Employee Trust Unit Option Plan
At the Meeting, Unitholders will be asked to consider and, if thought advisable, to pass an ordinary resolution approving and adopting an Employee Trust Unit Option Plan (the “Option Plan”). A copy of the Option Plan as approved by the Board of Trustees and the Board of Directors, subject to Unitholder approval, is attached as Appendix C hereto and Unitholders are encouraged to read the Option Plan in its entirety. The following is a summary of the principal terms of the Option Plan which is provided pursuant to the requirements of Section 613 of the TSX Company Manual.
Eligibility
Pursuant to the Option Plan, options to purchase Trust Units (“Options”) may be granted to the officers and employees (“Participants”) of the Trust and any other corporations which the Trust controls, including Precision (together, the “Precision Group”).
Purpose
The purpose of the Option Plan is to advance the interests of the Precision Group by encouraging the officers and key employees thereof to acquire Trust Units, thereby: (i) increasing the proprietary interests of such persons in the Trust; (ii) aligning the interests of such persons with the interests of Unitholders generally; (iii) encouraging such persons to remain associated with the Precision Group; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Precision Group.
Administration
The Option Plan shall be administered by Precision. The Trust shall effect the grant of Options under the Option Plan, in accordance with determinations made by the Board of Directors pursuant to the provisions of the Option Plan, including as to: (a) the officers and other key employees of the Precision Group to whom Options will be granted; (b) the number of Trust Units which shall be the subject of each Option; (c) the price per Trust Unit at which Trust Units may be purchased under each Option (the “Option Price”); and (d) any and all terms and conditions which are to be attached to any or all such Options including, without limitation, whether the Option Price of an Option shall be stated and payable in Canadian dollars (a “Canadian Option”) or United States dollars (a “U.S. Option”).
Number of Trust Units Issued and Issuable
The aggregate number of Trust Units reserved by the Trust for issuance under the Option Plan and all other security based compensation arrangements of the Trust shall not exceed 11,103,253 Trust Units (representing approximately 5% of the issued and outstanding Trust Units as at the date of this Circular), the aggregate number of Trust Units so reserved for issuance in any one fiscal year shall not exceed 1% of the issued and outstanding Trust Units and the aggregate number of Trust Units so reserved for issuance to any one individual shall not exceed 2% of the issued and outstanding Trust Trust Units. The proportion of Trust Units reserved by the Trust for issuance under the Option Plan in any one fiscal year to any one individual shall not exceed 25% of the Trust Units so reserved for issuance under the Option Plan.
Insider Participation
The number of Trust Units issuable to insiders of the Trust or Precision, at any time, under all security based compensation arrangements of the Trust, including the Option Plan, cannot exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issued to insiders of the Trust or Precision, within any one year period, under all security based

Precision Drilling Trust — Information Circular	14

compensation arrangements of the Trust, including the Option Plan, cannot exceed 10% of the issued and outstanding Trust Units.
Option Price
The Option Plan provides that the Option Price may not be lower than the Fair Market Value (as defined in the Option Plan). In respect of a Trust Unit issuable upon the exercise of a Canadian Option, the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the TSX during the previous five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, if the Trust Units are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to Canadian dollars using the Noon Buying Rate (as defined in the Option Plan); and provided further, that if the Trust Units are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on such stock exchange in Canada or the United States on which the Trust Units are then listed and posted for trading during the last five trading days prior to that particular date (and, if in United States dollars, converted to Canadian dollars using the Noon Buying Rate) or, if the Trust Units are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Trust Unit (in Canadian dollars) as determined by the Board of Directors in its sole discretion and to the extent applicable, in accordance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended.
In respect of a Trust Unit issuable upon the exercise of a U.S. Option, the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, if the Trust Units are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the TSX during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to United States dollars using the Noon Buying Rate; and provided further, that if the Trust Units are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on such stock exchange in Canada or the United States on which the Trust Units are then listed and posted for trading during the last five trading days prior to that particular date (and, if in Canadian dollars, converted to United States dollars using the Noon Buying Rate) or, if the Trust Units are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Trust Unit (in United States dollars) as determined by the Board of Directors in its sole discretion and to the extent applicable, in accordance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended.
Vesting
The Board of Directors determines the terms and conditions of each grant of an Option pursuant to the Option Plan. Unless otherwise provided in the applicable agreement evidencing the grant of an Option pursuant to the Option Plan, all Options shall vest as follows: (a) 1/3 of the Options shall vest on the first anniversary of the date that such Option is granted; (b) an additional 1/3 of the Options shall vest on the second anniversary of the date that such Option is granted; and (c) the final 1/3 of the Options shall vest on the third anniversary of the date that such Option is granted.
Term
An Option granted pursuant to the Option Plan must be exercised or surrendered within a period of time not exceeding seven years from the date that such Option is granted (or such shorter period of time as the Board of Directors may determine and specify in connection with the grant of the Option), otherwise the Option shall expire immediately after the applicable period. Notwithstanding the foregoing, except if not permitted by the TSX or NYSE, if any Options may not be exercised due to any Black-Out Period (as defined in the Option Plan) being in effect at any time within the three business day period prior to the normal expiry date of such Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended

Precision Drilling Trust — Information Circular	15

for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX or NYSE and approved by the Board of Directors).
Exercise or Surrender of Options
Subject to the provisions of the Option Plan and the terms and conditions of the Option, an Option or any portion thereof may be exercised from time to time by delivery to the Trust c/o Precision at its registered office of a notice in writing signed by the Participant or, in the case of the Participant’s death or incapacity, the Participant’s legal personal representative. This notice shall state the intention of the Participant or, in the case of the Participant’s death or incapacity, the Participant’s legal personal representative, to exercise the Option or a portion thereof and the number of Trust Units in respect of which the Option is then being exercised, and must be accompanied by payment to the Trust in full of the applicable Option Price (including any applicable withholding tax) in the currency in which the Option Price is denominated for the Trust Units which are the subject of the exercise. As an alternative to the exercise of an Option, a Participant shall be entitled, at his or her election, to surrender for cancellation, unexercised, any vested Option which is otherwise then exercisable and, in consideration for such surrender for cancellation, to receive a cash payment in an amount equal to the positive difference, if any, obtained by subtracting the aggregate Option Price of the surrendered Option from the then current Fair Market Value of the Trust Units subject to the surrendered Option, less applicable source withholdings. The Board of Directors has the sole discretion to consent to or disapprove of the election of the Participant to surrender any vested Option.
Assignability
Each Option granted to a Participant is non-assignable and non-transferable except pursuant to laws of succession and, except in the case of the Participant’s death or incapacity, shall be exercisable or surrendered only by the Participant.
Cessation of Entitlement
All rights to purchase Trust Units pursuant to an Option or to surrender such Option shall expire and terminate immediately upon the Participant holding such Option ceasing to be an officer or employee of the Precision Group, provided that if such employment of the Participant is terminated for cause, such rights shall terminate immediately upon notification being given to the Participant of such termination for cause. Notwithstanding the foregoing, if, before the expiry of an Option in accordance with the terms thereof, a Participant holding such Option shall cease to be an officer or employee of the Precision Group:
•	by reason of the death of the Participant, the unexercised part of such Option shall become fully vested and may be exercised or surrendered (including such part, if any, thereof which would not otherwise be able to be exercised or surrendered) at any time within 12 months of the Participant’s termination date unless otherwise provided in the terms of a particular Option. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 12 month period;

•	by reason of disability or leave of absence, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered until the normal expiry of the Option in accordance with its terms;

•	by reason of retirement, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered at any time within 24 months of the Participant’s termination date unless otherwise provided in the terms of a particular Option. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 24 month period;

•	by reason of voluntary resignation (i) the unvested part of the Option shall be cancelled immediately and may not be exercised or surrendered and (ii) the vested part of such Option may be exercised or surrendered at any time within 30 days of the Participant’s termination date, but only to the extent that the Participant was entitled to exercise or

Precision Drilling Trust — Information Circular	16

surrender such Option at the Participant’s termination date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 30 day period; or

•	by reason of termination other than for cause, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered at any time within 90 days of the Participant’s termination date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 90 day period.
Further, if, before the expiry of an Option in accordance with the terms thereof, a change of control shall occur and the Participant shall cease to be an officer or employee of the Precision Group by reason of termination, the Participant’s Options shall, in certain circumstances, become fully vested and may be exercised or surrendered by the Participant at any time within 90 days of the Participant’s termination date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 90 day period.
Substitution or Replacement of Options
Upon the occurrence of a Substitution Event or a Permitted Reorganization, where the surviving or acquiring entity (the “Continuing Entity”) is a corporation or a “mutual fund trust” (within the meaning of the Income Tax Act (Canada)), then the Continuing Entity shall substitute or replace similar options to purchase securities in the Continuing Entity (“Continuing Entity Options”) for the Options outstanding under the Option Plan on substantially the same terms and conditions as the Option Plan. However, in the event that:
•	the Continuing Entity does not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not) substitute or replace Continuing Entity Options for the Options outstanding under the Option Plan on substantially the same terms and conditions as the Option Plan;

•	the Board of Directors determines, acting reasonably, that such substitution or replacement is not practicable or that it would give rise to adverse tax results, under the Income Tax Act (Canada) or the U.S. Internal Revenue Code of 1986, to holders of Options; or

•	the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not be) listed and posted for trading on a recognizable stock exchange;
the outstanding Options shall become fully vested and may be exercised or surrendered by the Participant at any time after the Participant receives written notice from the Board of Directors of such accelerated vesting and prior to the occurrence of the Substitution Event or Permitted Reorganization; provided, however, that such vesting, exercise or surrender shall be, unless otherwise determined in advance by the Board of Directors, effective immediately prior to, and shall be conditional on, the consummation of such Substitution Event or Permitted Reorganization. Any Options that have not been exercised or surrendered shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Substitution Event or Permitted Reorganization.
For the purposes of the Option Plan:
•	“Permitted Reorganization” means a reorganization of the Precision Group in circumstances where the unitholdings, shareholdings or ultimate ownership remains substantially the same upon completion of the reorganization, and includes a reorganization, in a transaction or series of related transactions, of the Trust for the purposes of avoiding the application of the rules provided for by the Income Tax Act (Canada) concerning “Specified Investment Flow-Through” or “SIFT” entities and any related tax or trust, corporate or partnership reorganization or restructuring including, without limitation, the contemporaneous or, to the extent entered into in connection with such reorganization or restructuring, subsequent termination or winding-up of the Trust; and

Precision Drilling Trust — Information Circular	17

•	“Substitution Event” means a change of control pursuant to which the Trust Units are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise.
Amendment
Subject to the policies, rules and regulations of any lawful authority having jurisdiction over the Trust (including any exchange on which the Trust Units are listed for trading), the Board of Directors may at any time, without further action by, or approval of, the holders of Trust Units, amend the Option Plan or any Option granted under the Option Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to: (a) ensure that Options granted under the Option Plan will comply with any provisions respecting trust unit options in the income tax or other laws in force in any country or jurisdiction of which a person to whom an Option has been granted may from time to time perform services or be resident; (b) make amendments of a procedural or “housekeeping” nature; (c) change the termination provisions of an Option granted under the Option Plan which does not entail an extension of the expiry date of the Option beyond the original expiry date of the Option; or (d) terminate the Option Plan.
Resolution
Unitholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by simple majority of votes cast at the Meeting, the following resolution (the “Option Plan Resolution”) to approve and adopt the Option Plan:
“BE IT RESOLVED THAT:
(a)	The employee trust unit option plan (the “Option Plan”) approved by the Board of Trustees of Precision Drilling Trust and the Board of Directors of Precision Drilling Corporation (“Precision”) on March 18, 2009 be and the same is hereby approved, adopted and ratified; and
(b)	Any Officer or Director of Precision be and is hereby authorized for and on behalf of the Trust to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”
The Board of Trustees and the Board of Directors have determined that the adoption of the Option Plan is in the best interests of the Trust and its Unitholders and unanimously recommends that Unitholders vote in favour of the Option Plan Resolution.
At the Meeting, the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of the Option Plan Resolution.
Amendment To Deferred Trust Unit Plan
The DTU Plan is described under the heading “Administration Agreement and Compensation of the Trustees and Directors — Director Compensation — Deferred Trust Unit Plan”. A maximum of 200,000 Trust Units may be issued pursuant to the DTU Plan. The Trust proposes to amend the DTU Plan to establish a higher maximum number of Trust Units that may be reserved for issuance, such that the DTU Plan provides that the aggregate cumulative number of Trust Units reserved for issuance under the DTU Plan shall not exceed 800,000 Trust Units.
On March 18, 2009, the Board of Directors resolved to amend the DTU Plan in accordance with the foregoing, subject to receipt of regulatory and Unitholder approval. The Board of Directors believes that the proposed amendments to the DTU Plan will maintain the benefits of the DTU Plan approved by Unitholders and encourage equity ownership in Precision.
Unitholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by simple majority of votes cast at the Meeting, the following resolution (the “DTU Plan Resolution”) to amend the DTU Plan:

Precision Drilling Trust — Information Circular	18

“BE IT RESOLVED THAT:
(a)	The amendment to the Deferred Trust Unit Plan (the “DTU Plan”) approved by the Board of Trustees of Precision Drilling Trust and the Board of Directors of Precision Drilling Corporation (“Precision”) on March 18, 2009 to change the aggregate number of Trust Units that may be reserved for issuance, such that the DTU Plan provides that the aggregate cumulative number of Trust Units reserved for issuance under the DTU Plan shall not exceed 800,000 Trust Units, be and the same is hereby approved and ratified; and
(b)	Any Officer or Director of Precision be and is hereby authorized for and on behalf of the Trust to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”
The Board of Trustees and the Board of Directors have determined that the amendment to the DTU Plan is in the best interests of the Trust and its Unitholders and unanimously recommends that Unitholders vote in favour of the DTU Plan Resolution.
At the Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of the DTU Plan Resolution.

Precision Drilling Trust — Information Circular	19

III. Compensation Discussion And Analysis
This Compensation Discussion and Analysis describes Precision’s 2008 executive compensation programs. These programs apply to the following named executive officers (“Named Executive Officers”):
•	Kevin A. Neveu: President and Chief Executive Officer (“CEO”)

•	Douglas J. Strong: Chief Financial Officer (“CFO”)

•	Kenneth J. Haddad: Vice President, Business Development

•	David J. Crowley: President, U.S. Operations

•	David W. Wehlmann: Executive Vice President, Investor Relations
For a specific discussion of the compensation of the CEO, see “Compensation of the Chief Executive Officer”.
Executive Summary
Precision provides and maintains an industry competitive compensation package to attract, retain and motivate senior executives with key competencies and commitment needed to create long-term investor value while carrying a low fixed cost. The Compensation Committee is responsible for overseeing the compensation of the Named Executive Officers to ensure consistency with Precision’s compensation philosophy and corporate objectives.
Precision’s organic growth in the United States, along with the completion of the Acquisition has positioned Precision as a significant North American land driller for oil and natural gas throughout the industry cycle. Through these initiatives Precision was able to succeed on key aspects of its strategic direction, including:
•	Reducing dependence on underlying economics and seasonality of the relatively mature western Canada sedimentary basin;

•	Capitalizing on customer production growth in North America, especially unconventional natural gas wells;

•	Pursuing global oil drilling opportunities; and

•	Achieving greater high performance high value service performance and provide profit margin improvement through:
-	investment in new asset technology; and

-	acquisition opportunities to establish market positioning.
In 2008, Precision’s earnings performance exceeded budget by 14% and revenue growth over prior year was 9%, largely due to growth initiatives and expense controls. These efforts yield strong financial results especially when the drilling cycle improves, as demonstrated in the third quarter of 2008 when natural gas and oil commodity prices strengthened. For the year ended December 31, 2008, Precision’s earnings from continuing operations was $303 million or $2.39 per diluted unit compared to $343 million or $2.73 per diluted unit in 2007. The decrease of $0.34 per diluted unit was due to lower activity and pricing for Precision’s Canadian services in the first half of 2008 relative to 2007 and higher 2008 income tax expense partially mitigated by higher earnings from contract drilling growth in the United States.
During the fourth quarter of 2008 and especially late in the year, unprecedented disruptions in the capital markets and the resulting global economic slowdown significantly lowered commodity prices and a reduction in customer spending caused a sharp reduction in drilling and well servicing activity. The industry slowdown combined with higher than anticipated total cost of debt for Precision from the Acquisition has created financial challenges and a lower Trust Unit price.
As a result of operating and financial performance, Precision awarded its Named Executive Officers with Annual Performance Incentive Plan (“APIP”) and Performance Savings Plan (“PSP”) awards similar in value to those awarded in

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2007. In response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned APIP and PSP awards and Mr. Strong accepted a reduced APIP award. In addition, the current value of the retention portion of the 2008 Long-Term Incentive Plan (“LTIP”) is significantly less than the value on the date of grant thereof.
In 2008, Precision reviewed its compensation philosophy and, in early 2009, the Compensation Committee approved the redesign of its existing annual and long-term incentive programs. These changes are intended to align the incentive programs with Precision’s compensation philosophy, enhance participants’ understanding of how their performance can impact corporate goals and to strengthen the pay-for-performance relationship at Precision. Details of these changes, including the proposed Option Plan, are provided in this Compensation Discussion and Analysis.
Contraction in the global economy and low commodity prices have led to a decline in demand for Precision’s services in early 2009. In response to the economic uncertainty and the expected decline in demand for drilling services in the short term, Precision has decided to maintain salaries at their current level for all of Precision’s executives. In addition, Precision will not issue any awards under the 2009 LTIP until after the Meeting.
Compensation Committee
The members of the Compensation Committee of the Board of Directors during the 2008 fiscal year were Messrs. Frederick W. Pheasey (Chair), W.C. (Mickey) Dunn, Stephen J.J. Letwin and Robert L. Phillips. Mr. Frank M. Brown became a member of the Compensation Committee on December 23, 2008. Each member is an independent director of the Corporation, as defined in applicable securities laws.
The Compensation Committee makes recommendations to the Board of Directors with respect to Precision’s compensation programs.
Each year, the Compensation Committee:
•	approves the overall base salary budget for Precision;

•	reviews and approves corporate goals and individual performance goals for the CEO and other executives;

•	reviews and approves performance goals for the STIP (as defined herein) and LTIP;

•	recommends any changes to compensation for the CEO and other executives considering competitive data;

•	recommends incentive awards for the CEO and other executives considering performance against corporate and individual goals; and

•	has oversight responsibility for Precision’s employee compensation and benefit programs.
Executive Compensation Philosophy
Precision’s compensation philosophy is to attract and retain high performing employees by ensuring that:
•	compensation programs support the achievement of Precision’s short and long-term business strategies and objectives and the enhancement of Unitholder value;

•	the design of compensation programs support Precision’s values and culture;

•	compensation opportunities are competitive and recognize the individual performance of employees; and

•	compensation programs are applied in a manner that is seen to be fair and reasonable by employees and other stakeholders.

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Based on this philosophy, Precision aims to carry a low fixed-cost compensation infrastructure and emphasizes the use of annual and long-term incentives to reward favourable performance.
Precision’s strategy is to increase net earnings through excellence in customer service, growth in high performance capabilities, growth through acquisition and geographical and business line diversification. Incentive plans are designed to reinforce this strategy by rewarding performance relative to financial and operational measurements. Specifically, Precision uses annual incentives to reward near-term financial and operational results, and a long-term incentive program to reward financial performance over a rolling three-year term and to retain executives.
The oilfield service industry is highly cyclical due to underlying commodity price volatility. This uncertainty is considered by Precision in its incentive compensation planning by factoring in an “ability to pay” principle. Base salary, combined with annual and long-term incentive programs, is intended to align executives with Precision’s business strategy, reward performance and reflect the cyclical nature of business. At the same time, these programs are designed to attract, motivate and retain top executive talent.
Elements Of Total Compensation
The table below summarizes the objectives and key features of Precision’s 2008 total compensation program:

Element	Objective	Key Features
Base Salary	Provide a fixed amount of cash compensation for performing day-to-day responsibilities	Precision targets salaries at or slightly below the median of the peer group
Annual Incentives	Reward employees for meeting pre-determined financial and operational goals and individual objectives	Precision offers two annual incentive plans:
•     APIP is a bonus plan that measures the Trust’s operating earnings performance (75% weighting) and individual performance (25% weighting)
•     PSP is a profit sharing plan that measures the Trust’s distributable cash flow and safety performance

Long-term Incentives	Align participants’ interest with the interests of the Unitholders, foster retention and reward long-term performance	Precision’s LTIP has two components and awards are granted annually:
•     Retention Award is a unit-based award that vests after three years
•     Performance Award is a cash award that is contingent on performance and vests after three years

Benefits	Provide executives with health and wellness security and attract and retain highly qualified executives	Precision’s benefits package includes life insurance, accidental death and dismemberment insurance, extended health and dental care, short and long-term disability, and an employee assistance plan
Retirement	Assist executives with accumulating capital toward their retirement	Precision offers two voluntary programs:
•     Defined Contribution Pension Plan (“DCPP”) provides 100% employer matching to employee contribution
•     Group Registered Retirement Savings Plan (“GRRSP”) serves as an administrative benefit to enable employees to make tax-effective payroll contributions in their name

Perquisites	Offer executives a competitive compensation package to facilitate attraction and retention	Precision’s perquisites are common to companies of a similar size in the drilling and oilfield services industry
Employment Agreements	Provide a sense of security and ensure fair treatment in the event of involuntary termination or constructive dismissal following a Change of Control	Precision’s employment agreements for its key employees have “double trigger” provisions to avoid an automatic windfall payout in the event of a change of control

Competitive Positioning
Precision reviews its total compensation package for the Named Executive Officers and other executives against its competitors. In 2008, Mercer (Canada) Limited (“Mercer”), on behalf of Precision, assessed the competitiveness of its compensation levels against both Canadian and U.S. markets given its expansion into the U.S. subsequent to the Acquisition. Benchmark companies were selected based on the following criteria at the time of assessment in June 2008:
•	Canadian peer group: comparably-sized Canadian organizations within the broader energy sector with revenues between $500 million and $4 billion; and

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•	U.S. peer group: comparably-sized U.S. land-based drilling contractors and oilfield service providers with revenues between $200 million and $5 billion.
The table below lists the organizations included in Precision’s 2008 peer groups:

Canadian Peer Group		U.S. Peer Group
Altagas Income Trust	Inter Pipeline Fund	Allis-Chalmers Energy Inc.	Patterson-UTI Energy, Inc.
ARC Energy Trust	Pembina Pipeline Inc.	BJ Services Company	Pioneer Drilling Co.
Baytex Energy Trust	Pengrowth Energy Trust	Basic Energy Services Inc.	Rowan Cos.
Bonavista Energy Trust	Provident Energy Trust	Bronco Drilling Company Inc.	Superior Energy Services, Inc.
Enerplus Resources Fund	Trican Oilwell Services Company Inc.	Complete Production Services	Union Drilling Inc.
Ensign Energy Services Inc.	Trinidad Energy Services Ltd.	Helmerich & Payne, Inc.	Smith International, Inc.
Flint Energy Services Ltd.	Vermillion Energy Trust	Key Energy Services, Inc.
Harvest Energy Trust		Parker Drilling Co.

The table below compares Precision’s revenue, market capitalization and total assets relative to the two comparator groups:

	Canadian Peer Group	U.S. Peer Group
Revenue	Near 50th percentile	Between 25th and 50th percentiles
Market capitalization (June 2008)	Between 50th and 75th percentiles	Between 50th and 75th percentiles
Total assets	Between 25th and 50th percentiles	Between 50th and 75th percentiles

In addition, Precision uses third party compensation surveys to further assess the competitiveness of select executive positions. Where possible, the survey data was also extracted from the above organizations. However, Precision does not know the extent to which the above comparators participate in the survey and benchmark each position.
Precision targets base salary at or slightly below the median of the peer groups. Total compensation, including annual and long-term incentives, is targeted at the median for typical / median performance and above the 75th percentile for commensurate corporate and individual performance. Actual pay positioning for each Named Executive Officer is based on skills, succession planning considerations and competitive pressures.
Components Of Compensation
Base Salary
The purpose of base salary is to provide a fixed amount of cash compensation for performing day-to-day responsibilities. It reflects what the Board of Directors deems appropriate for a particular executive’s role given the individual’s experience, potential and performance. Named Executive Officers’ salaries are targeted at or slightly below the median of comparable positions in the peer group and are reviewed for internal equity considerations.
The table below compares the year-end salaries for 2007 and 2008 for each Named Executive Officer:

Named Executive Officer	2007 Base Salary ($)	2008 Base Salary ($)		% Increase
Kevin A. Neveu	500,000	500,000		—
President and CEO
Douglas J. Strong	208,000	252,000		21	%(1)
Chief Financial Officer
Kenneth J. Haddad	—	239,850	(2)(3)	—
Vice President, Business Development
David J. Crowley	—	420,004	(3)	—
President, U.S. Operations
David W. Wehlmann	—	377,364	(3)	—
Executive Vice President, Investor Relations

Notes:

(1)	Mr. Strong received a 21% salary increase in order to position his salary closer to the market median.

(2)	Mr. Haddad joined Precision on February 4, 2008 and his annual salary is US$225,000.

(3)	Messrs. Haddad’s, Crowley’s and Wehlmann’s year-end salaries for 2008 were US$225,000, US$394,000 and US$354,000, respectively. These amounts have been converted to Canadian dollars using the 2008 average exchange rate of 1.0660.

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For 2009, Precision will maintain current salaries for all executives notwithstanding that base salaries are generally lower than the median of its comparators, reflective of the prevailing economic climate.
Annual Incentive Programs
For 2008, there were two annual incentive programs, which in combination delivered a competitive bonus opportunity.
Annual Performance Incentive Plan
The APIP is a long-standing incentive plan that reinforces the team orientation of Precision’s culture and allows employees to share in the financial success of Precision.
The APIP is funded based on operating earnings and therefore must cover asset depreciation and amortization expense before the APIP bonus pool is funded. Performance below this threshold results in zero payouts. A defined percentage of operating earnings is used to establish the APIP bonus pool and there is no pre-determined maximum funding of the APIP. Target bonus guidelines for eligible employees, established based on job family, are adjusted up or down depending on the size of the APIP bonus pool and are further adjusted based on individual performance. The design of the APIP reflects Precision’s “ability to pay” based on business performance. APIP awards for 2008 performance were paid in March 2009.
In 2008, Precision amended the APIP to include an assessment of individual performance in order to enhance employees’ understanding of how their performance can impact corporate goals. As a result of this change, the APIP bonus is determined based on a 75% weighting on operating earnings and a 25% weighting on individual performance. The 25% weighting on individual performance was determined to be appropriate to encourage individual performance achievements while keeping the emphasis of the program on operating earnings.
For 2008, the APIP pool was funded at 2.5% of operating earnings for Precision employees, which was consistent with prior years. The table below shows the target APIP opportunity and the actual APIP award for each Named Executive Officer. For Messrs. Crowley and Wehlmann, the bonus amounts reflect those made under the former Grey Wolf short-term incentive plan and were determined based on Grey Wolf’s company-wide performance and their individual performance. In response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 APIP award of $440,495, and Mr. Strong accepted a reduced APIP award. Their forfeiture reduced the pool available for distribution by the like amounts.

	2008 Target APIP
	Opportunity	2008 Actual APIP Award	2008 Actual APIP Award
Named Executive Officer	(% of Salary)	(% of Salary)	($)
Kevin A. Neveu	100%	0%	0	(1)
President and CEO
Douglas J. Strong	100%	100%	230,872
Chief Financial Officer
Kenneth J. Haddad	100%	110%	239,528	(3)
Vice President, Business Development
David J. Crowley	—	—	385,892	(2)(3)
President, U.S. Operations
David W. Wehlmann	—	—	346,770	(2)(3)
Executive Vice President, Investor Relations

Notes:

(1)	Mr. Neveu declined to accept his earned 2008 APIP award in light of the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt.

(2)	Messrs. Crowley’s and Wehlmann’s 2008 bonuses reflect awards made under the former Grey Wolf short-term incentive plan.

(3)	Messrs. Haddad, Crowley and Wehlmann received bonuses of US$224,698, US$362,000 and US$325,300, respectively. These amounts have been converted to Canadian dollars using the 2008 average exchange rate of 1.0660.
Performance Savings Plan
The purpose of the PSP is to complement the LTIP and reward participants for superior financial and operational performance. For 2008, the PSP was designed to reinforce the importance of cash flow and safety as key measures of

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customer service, operational excellence and value to the Trust’s investors. The PSP bonus pool was funded based on achievements of pre-determined performance metrics. The PSP rewards the achievement of two measures of cash flow (measured as distributable cash flow per Trust Unit) and two measures for safety (measured as Total Recordable Incident Frequency (“TRIF”)). Each measure is calculated separately and may or may not contribute to the bonus pool. In 2008, if all measures were exceeded, 3% of operating earnings less upgrade capital expenditures would be allocated to the PSP bonus pool, and distributed to participants based on their earned base salary as a percentage of the total earned base salaries of all eligible participants. PSP awards for 2008 performance were paid in March 2009.
The table below shows the measures and the weightings for the 2008 PSP metrics and whether the performance targets were achieved:

					Meets
	Metric	Weighting	Target	Actual	Objective
1.	Distributable cash flow per Trust Unit exceeds 2007 year total	33.3%	$3.03	$2.95	No
2.	Distributable cash flow per Trust Unit exceeds 2008 budgeted amount	33.3%	$2.49	$2.95	Yes
3a.	Safety performance better than Precision’s previous year	16.7%	3.84	3.73	Yes
3b.	Safety performance better than industry	16.7%	5.88	3.73	Yes

As a result, the PSP was funded at 2% of operating earnings less upgrade capital expenditures and each eligible employee (approximately 220 in total) received 26% of earned base salary. The table below shows the PSP award for each Named Executive Officer. In response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 PSP award of $130,500 and his forfeiture reduced the pool available for distribution by the like amount.

	2008 Earned Base Salary	2008 Actual PSP Award	2008 Actual PSP Award
Named Executive Officers	($)	(% of Salary)	($)
Kevin A. Neveu	500,000	0%	0	(1)
President and CEO
Douglas J. Strong	231,911	26%	60,529
Chief Financial Officer
Kenneth J. Haddad	217,508 (2)	26%	56,770	(3)
Vice President, Business Development
David J. Crowley	—	—	—
President, U.S. Operations
David W. Wehlmann	—	—	—
Executive Vice President, Investor Relations

Notes:

(1)	Mr. Neveu declined to accept his earned 2008 PSP award in light of the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt.

(2)	Mr. Haddad’s 2008 Earned Base Salary was US$204,041, which was converted to Canadian dollars using the 2008 average exchange rate of 1.0660.

(3)	Mr. Haddad’s 2008 PSP award was US$53,255, which has been converted to Canadian dollars using the 2008 average exchange rate of 1.0660.
A PSP award recipient may elect to receive all or a portion of the award in the form of notional Deferred Trust Units (“Notional Units”). The purpose of this feature is to encourage employees to hold the economic equivalent of the Trust’s publicly traded Trust Units. The dollar value of the PSP award is converted to Notional Units by dividing the PSP award dollar amount by the fair market value of a Trust Unit at the time of award. Notional Units are credited to an individual employee account. The employee’s account is further credited with distribution equivalents equal to the cash distribution the employee would have received had they actually held Trust Units.
The employee may redeem all or a portion of the Notional Units as early as 120 days from the date such Notional Units are credited to the account. All Notional Units must be redeemed by the last payroll date in December of the second full calendar year after the Notional Units were credited to the account. The redemption value of the Notional Units is the fair market value at the time of redemption. All redemptions are paid in cash less withholding requirements. In 2008, none of the Named Executive Officers elected to defer any portion of their PSP awards.

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For 2009, Precision will eliminate the existing APIP and PSP and implement a new Short-term Incentive Plan (“STIP”). For all participants, 75% of the STIP award will be determined based on Precision’s financial and operational performance measured using a scorecard and 25% of the STIP award will be determined by individual performance.
The table below outlines the actual STIP award range for each Named Executive Officer:

	2008 Target APIP Opportunity	2009 Target STIP Award	2009 Maximum STIP Award
Named Executive Officer	(% of Salary)	(% of Salary)	(% of Salary)
Kevin A. Neveu	100%	100%	200%
President and CEO
Douglas J. Strong	100%	100%	200%
Chief Financial Officer
Kenneth J. Haddad	100%	100%	200%
Vice President, Business Development
David J. Crowley	—	75%	150%
President, U.S. Operations
David W. Wehlmann	—	75%	150%
Executive Vice President, Investor Relations

The 2009 STIP target opportunities are identical to the 2008 APIP targets. While these targets are higher than typical market practices, they are required to offset Precision’s relatively lower base salary so that Precision continues to provide market competitive total cash compensation levels to its Named Executive Officers.
Long-Term Incentive Programs
Long-Term Incentive Plan
The LTIP was introduced in 2006. The purpose of the LTIP was to align participants’ interests with the interests of the Unitholders and to foster retention in a tight labour market. The LTIP has two components:
•	a Retention Award; a cash award for 2006 and 2007, and a unit-based award for 2008 that vests after three years; and

•	a Performance Award; a cash award that is contingent on performance and vests after three years.
LTIP awards are granted on an annual basis in the first quarter of each year:
•	for the 2006 award, 25% of the LTIP was denominated as a Retention Award that provided a fixed dollar amount to award recipients in March 2009 and 75% of the LTIP was denominated as a Performance Award that provided a target dollar amount contingent upon achieving actual distributions per Trust Unit over a three-year term.

•	for the 2007 award, 25% of the LTIP was denominated as a Retention Award that will provide a fixed dollar amount to award recipients in March 2010 and 75% of the LTIP was denominated as a Performance Award that will provide a target dollar amount contingent upon achieving distributable cash flow per Trust Unit over a three-year term.

•	for the 2008 award, 25% of the LTIP was denominated as a Retention Award that was converted into Notional Units on the date of grant which vest in March 2011 and 75% of the LTIP was denominated as a Performance Award that will provide a target dollar amount contingent upon achieving distributable cash flow per Trust Unit over a three year-term.
For both Retention Awards and Performance Awards, eligible participants will receive a cash payment less withholding requirements at the end of the three-year period. To encourage significant growth in distributions, Precision set an aggressive payout schedule for the 2006 Performance Awards. As Precision did not meet the threshold criteria by December 2008, it did not provide any cash payments to plan participants under the 2006 Performance Awards. For the 2007 and 2008 Performance Awards, Precision does not expect to attain the threshold level of performance at this time, given the significant reduction in distributable cash flow.

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In 2008, Messrs. Neveu and Haddad received their first LTIP awards. Since the awards were intended to represent long-term incentive compensation over three years, the initial grants are three times the size of a normal annual grant for first-time participants in the LTIP.
The following table outlines the value of the 2008 Retention Awards and 2008 Performance Awards assuming target performance:

	Retention Awards		Performance Awards at Target		Total
Named Executive Officer	($)		($)		($)
Kevin A. Neveu President and CEO 2008	1,200,000	(1)	3,600,000	(2)	4,800,000
Douglas J. Strong
Chief Financial Officer
2008	200,000	(1)	600,000	(2)	800,000
2007	200,000	(3)	600,000	(3)(4)	800,000
2006	600,000	(3)	1,800,000	(3)(5)	2,400,000
Kenneth J. Haddad Vice President, Business Development 2008	799,500	(1)(6)	2,398,500	(2)(6)	3,198,000 (6)
David J. Crowley President, U.S. Operations 2008	—		—		—
David W. Wehlmann Executive Vice President, Investor Relations 2008	—		—		—

Notes:

(1)	For 2008, the Retention Awards are tied to the Trust Unit price and are therefore considered as share-based awards. The Performance Awards, however, are not tied to the Trust Unit price, and are therefore considered as long-term non-equity incentive plan compensation and will be disclosed in the Summary Compensation Table in 2011.

(2)	For 2008, the target dollar amount is contingent upon achieving distributable cash flow per Trust Unit over a three-year term equal to $10.78, which represents a 12% compounded distributable cash flow growth rate. Lesser amounts could be earned if distributable cash flow per Trust Unit falls short of the target of $10.78 but exceeds the threshold of $7.47.

(3)	For 2006 and 2007, neither the Retention Awards nor the Performance Awards are tied to the Trust Unit price and are therefore considered as long-term non-equity incentive plan compensation and will be disclosed in the Summary Compensation Table in 2009 and 2010, respectively.

(4)	For 2007, the target dollar amount is contingent upon achieving distributable cash flow per Trust Unit over a three-year term equal to $12.47, which represents a 12% compounded distributable cash flow growth rate. Lesser amounts could be earned if distributable cash flow per Trust Unit falls short of the target of $12.47 but exceed the threshold of $10.52.

(5)	For 2006, the target dollar amount is contingent upon achieving actual distributions per Trust Unit over a three-year term equal to $10.24, which represents a 12% compounded distribution growth rate. Lesser amounts could be earned if actual distributions per Trust Unit fall short of the target of $10.24 but exceeds the threshold of $8.64.

(6)	These amounts have been converted to Canadian dollars using the 2008 average exchange rate of 1.0660.
Precision will discontinue the use of the existing LTIP and, commencing with the 2009 fiscal year, adopt a market competitive LTIP to attract, retain and motivate its Named Executive Officers and to align their interests with the interests of the Unitholders. The new LTIP consists of the following three components:
•	unit options — seven year term and vest 1/3 each year beginning on the 1st anniversary; these are intended to reward for absolute unit price performance.

•	performance trust units (“PTUs”) — three year term and vest after three years based on performance; PTUs are intended to reward for relative total unitholder return against Precision’s capital market peers and ensure Precision’s three-year average return exceeds its expected return.

•	restricted trust units (“RTUs”) — three year term and vest 1/3 each year; RTUs are intended to provide retention in a highly competitive environment.
For each Named Executive Officer, Precision will adopt competitive LTIP award ranges to ensure Precision has the ability to provide competitive total compensation. LTIP levels are intended to align Precision’s total compensation with the market median while maximum LTIP levels are intended to provide at or above 75th percentile total compensation.
Precision will not issue any awards under the new LTIP until after the Meeting.

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Unit Appreciation Rights Plan
Precision has a unit appreciation rights plan (“UAR Plan”), under which Grey Wolf executives have been granted Unit Appreciation Rights (“UARs”) to replace any outstanding but unexercised Grey Wolf options that were held by those Grey Wolf executives prior to the closing of the Acquisition.
Each UAR has the same terms as the previously held Grey Wolf option, including vesting and expiration dates, but will be settled in cash based on the difference between the strike price derived from the exercise price of the Grey Wolf option (adjusted in accordance with the exchange ratio provided in the Merger Agreement) and the fair market value of the Trust Units on the NYSE on the date of exercise.
The table below summarizes the number and the exercise price of the UARs granted to Messrs. Crowley and Wehlmann following the closing of the Acquisition:

Named Executive Officer	Expiry Date	Exercise Price	# of Vested UARs	# of Unvested UARs
David J. Crowley	February 27, 2018	US$15.22	—	51,714
President, U.S. Operations
David W. Wehlmann	February 27, 2018	US$15.22	—	31,476
Executive Vice President, Investor Relations	February 12, 2017	US$15.79	7,393	14,787
	February 16, 2016	US$17.38	9,971	4,985
	February 4, 2015	US$13.26	7,317	7,317
	March 25, 2014	US$9.26	—	8,620

No further UARs will be granted under the UAR Plan.
Deferred Signing Bonus Unit Plan
To attract and retain key executives, Precision has awarded deferred signing bonus units (“Deferred Signing Bonus Units”) to enhance the philosophy of ownership. Each Deferred Signing Bonus Unit has time-based vesting requirements, is automatically redeemable in cash less withholding requirements at the time of vesting, and has a value equal to the fair market value of the Trust Units at the time of vesting. Deferred Signing Bonus Units are forfeited if the participant resigns from Precision prior to vesting.
The following table summarizes the Deferred Signing Bonus Units awarded to the Named Executive Officers:

Named Executive Officer	Award Size	Vesting Provision
Kevin A. Neveu President and CEO	178,336 units at $22.43	Three equal allotments effective September 1 of 2008, 2009 and 2010
Kenneth J. Haddad Vice President, Business Development	24,933 units at US $15.45	Three equal allotments effective February 1 of 2009, 2010 and 2011
David J. Crowley President, U.S. Operations	112,915 units at US $7.085	Three equal allotments effective December 23 of 2009, 2010 and 2011
David W. Wehlmann Executive Vice President, Investor Relations	42,343 units at US$7.085	Two equal allotments effective December 23 of 2010 and 2011

Retention Bonus
Precision retained the services of Messrs. Crowley and Wehlmann immediately following the Acquisition. See “Termination and Change of Control Benefits”.
As part of the employment offer, Precision has agreed to provide Messrs. Crowley and Wehlmann with retention bonuses of US$1,773,000 and US$1,593,000 respectively (the “Retention Bonuses”). In exchange for the Retention Bonuses, each of Mr. Crowley and Mr. Wehlmann waived their rights to the change of control payments under each party’s employment agreement with Grey Wolf, which were equal in size to the Retention Bonus amounts. 25% of the amount of Retention Bonuses were paid following closing of the Acquisition, 50% will be paid eight months following closing of the Acquisition and the remaining 25% will be paid on the first anniversary of the closing of the Acquisition.

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Benefits
Precision’s benefit programs provide employees with health and wellness security. These programs are competitive with other programs for similarly-sized companies in the drilling and oilfield services industry. The programs consist of basic, optional and dependent life insurance; accidental death and dismemberment insurance; extended health and dental care; short and long-term disability insurance; and an employee assistance plan. In addition, the Named Executive Officers have supplementary accidental death and dismemberment insurance benefits.
Retirement Provisions
The purpose of Precision’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. Precision’s retirement plan consists of two voluntary components: the DCPP and the GRRSP. The DCPP employee contribution level is a percentage of salary based on years of service and contributions are 100% employer matched. The GRRSP is provided as an administrative benefit to enable employees to make tax-effective payroll contributions in their name, and/or on behalf of their spouse. Contributions to the GRRSP are not subject to any employer match.
In 2008, Mr. Crowley and Mr. Wehlmann received employer matching contributions to their 401(k) plans from Grey Wolf, but did not receive any matching contributions from Precision. Mr. Haddad received a savings premium in lieu of a 401(k) plan. As a 401(k) plan is not considered a pension plan under Canadian proxy disclosure rules, the amounts are reported under “All Other Compensation” in the Summary Compensation Table for each individual.
Perquisites
Precision provides executives with perquisites common to companies of a similar size in the drilling and oilfield services industry. Eligibility also reflects competitive practices. The purpose of perquisites is to offer executives a competitive compensation package to facilitate attraction and retention.
Employment Agreements
Employment agreements provide for benefits in the event of termination for any reason (other than cause), constructive dismissal, termination as a result of change of control and retirement. The terms of these agreements are based on competitive practices. As of the Effective Date, Precision has entered into employment agreements with Messrs. Neveu and Strong, and intends to enter into similar agreements with Messrs. Haddad, Crowley and Wehlmann. These agreements are designed to help deliver a comprehensive compensation package to enable Precision to attract and retain top executive talent. The agreements also protect the unitholder interests through non-solicitation and confidentiality provisions in the event of an involuntary termination without cause and in the event of a change of control. For additional information, see “Termination and Change of Control Benefits” outlining the specific terms.
Executive Trust Unit Ownership Guidelines
Precision has guidelines for the senior executives, including all Named Executive Officers, to own Trust Units or Exchangeable Units. These guidelines reflect Precision’s belief that equity ownership by executives further aligns the interests of management with those of Unitholders.
In February 2008, the ownership guidelines were reviewed and revised as follows: the CEO and CFO are expected to own Trust Units or Exchangeable Units equal to at least two times the amount of their annual base salary. All other executives are expected to own Trust Units or Exchangeable Units equal to at least the amount of their annual base salary.

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The following table summarizes the targets and actual ownership in Trust Units or Exchangeable Units as a multiple of base salary for the Named Executive Officers (as at December 31, 2008):

Named Executive Officer	Target Unit Ownership	Actual Unit Ownership	Meets Requirements
Kevin A. Neveu President and CEO	2x annual base salary	110,000 Units	Yes
Douglas J. Strong Chief Financial Officer	2x annual base salary	39,224 Units(1)	Yes
Kenneth J. Haddad Vice President, Business Development	1x annual base salary	4,500 Units(2)	—(2)
David J. Crowley President, U.S. Operations	1x annual base salary	—	—(3)
David W. Wehlmann Executive Vice President, Investor Relations	1x annual base salary	—	—(3)

Notes:

(1)	Mr. Strong’s actual unit ownership includes 8,224 Notional Units deferred under the PSP.

(2)	Mr. Haddad was hired on February 4, 2008 and has until February 4, 2012 to meet the unit ownership guidelines.

(3)	Messrs. Crowley and Wehlmann were hired on December 23, 2008 and have until December 23, 2012 to meet the unit ownership guidelines.
Executives have four years from their appointment to an executive position to accumulate the Trust Units or Exchangeable Units in accordance with the above guidelines. When reviewing adherence to the guidelines, Precision uses the higher of the actual purchase cost, or the current value of the Trust Units or Exchangeable Units to determine the executive’s ownership position. In addition, PSP payments deferred into Notional Units count towards the unit ownership guidelines.
Compensation Consultant
The Compensation Committee engaged Mercer during 2008 to provide analysis and advice on executive compensation matters. This support has consisted of: (i) the provision of general market observations with respect to market trends and issues; (ii) the provision of benchmark market data; (iii) review and redesign of Precision’s annual and long-term incentive plans; (iv) attendance at Compensation Committee meetings to review market trends and issues and present market analysis; and (v) assistance with the preparation of the Compensation Discussion and Analysis section of this Information Circular. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. During 2008, Mercer’s fees as the Compensation Committee’s advisor totaled approximately $231,400.
Compensation Of The Chief Executive Officer
Philosophy and Governance
The Board of Directors believes that the compensation for the Chief Executive Officer should reflect current year’s performance and positioning of the Trust for the future. Typically, Precision uses a combination of base salary, annual incentives, perquisites and long-term incentives to motivate, reward and balance short-term and long-term success. The competitive positioning for the Chief Executive Officer is based on the same criteria as other senior executives and is described in the Compensation Discussion and Analysis.
The Chief Executive Officer participates in the same executive compensation programs as other senior executives. These programs are described in the Compensation Discussion and Analysis. The only difference in Mr. Neveu’s 2008 compensation relative to the other Named Executive Officers relates to the first payout of the Deferred Signing Bonus Units awarded upon hire in 2007. As well, Mr. Neveu declined to accept his earned 2008 APIP and PSP awards in light of the significant decline in the price of Trust Units and the need for Precision to conserve cash to repay debt.
Compensation decisions for the Chief Executive Officer are approved by the Board of Directors based on recommendations from the Compensation Committee. Management provides input and recommendations regarding executive compensation, with the exception of the compensation of the Chief Executive Officer which is determined solely by the Board of Directors on the recommendation of the Compensation Committee.

Precision Drilling Trust — Information Circular	30

Awards at the Time of Hire
At the time of hire, Mr. Neveu received 178,336 Deferred Signing Bonus Units which were intended to compensate Mr. Neveu for deferred stock awards he relinquished with his former employer. The Deferred Signing Bonus Units are automatically redeemable in cash, less applicable withholding requirements, in three equal allotments effective September 1 of 2008, 2009 and 2010. Each Deferred Signing Bonus Unit has a value equal to the fair market value of the Trust Units on the day of redemption. The Deferred Signing Bonus Units attract cash distribution equivalents. The cash distribution equivalents accumulate between the date of grant and the date of redemption for those units being redeemed. In the event of termination prior to the redemption dates, all Deferred Signing Bonus Units vest and become payable. On September 1, 2008 the first payout of the Deferred Signing Bonus Units occurred and Mr. Neveu received $1,425,811.
Base Salary
Mr. Neveu’s 2008 annual base salary was $500,000, which was the same as his 2007 salary. For 2009, Mr. Neveu requested the Board of Directors to waive his salary review, as specified in his employment agreement. As noted previously, Mr. Neveu declined to accept his earned 2008 APIP and PSP awards in light of the significant decline in the price of Trust Units and the need for Precision to conserve cash to repay debt.
Annual Incentive and Long-term Incentives
Consistent with the other Named Executive Officers, Mr. Neveu participated in the APIP, PSP and LTIP. The table below summarizes Mr. Neveu’s awards for 2008:

	Target	Actual Award	Actual Award
Incentive Plan	(% of Salary)	(% of Salary)	($)

APIP	100%	0%	—	(1)

PSP	—	0%	—	(1)

LTIP — Retention Award	—	—	1,200,000

LTIP — Performance Award	—	—	3,600,000

Note:

(1)	In response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 APIP award of $440,495 and 2008 PSP award of $130,500.
Performance Graphs
The following graphs compare the yearly percentage change in the cumulative total Unitholder return (and prior to November 7, 2005, the effective date of the plan of arrangement, the cumulative total shareholder return of common shares of Precision) over the last five years assuming a $100 investment was made December 31, 2003, with the cumulative total return of the S&P/TSX Composite Index, the S&P/NYSE Composite Index, and the Philadelphia Stock Exchange Oil Service Sector Index (“OSX”). The graphs assume the reinvestment of the 2006, 2007 and 2008 distributions respectively, per Trust Unit, as well as the reinvestment in Trust Units of the distribution of cash of $6.83 per Precision common share and 0.2089 per Precision common share representing the value of the pro-rated distribution of shares of Weatherford International Ltd. which were distributed on November 7, 2005 at a value of $16.24 per share pursuant to the plan of arrangement.

Precision Drilling Trust — Information Circular	31

Precision’s return declined significantly following the Canadian federal government’s decision on October 31, 2006 to tax income trusts, and in the second half of 2007, consistent with the decline of the broader markets. Among the five Named Executive Officers for 2008, only Mr. Strong has been an employee of Precision throughout the entire period. Mr. Neveu has not received a salary increase since he became the CEO in 2007. Messrs. Haddad, Crowley and Wehlmann each joined Precision in 2008. As a result of the significant decline in Trust Unit price and the prevailing economic uncertainty, none of the Named Executive Officers will receive a salary increase for 2009. In response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned APIP and PSP awards and Mr. Strong also accepted a reduced APIP reward. In addition, the value of the 2008 Retention Awards for Messrs. Neveu, Strong and Haddad and the Deferred Signing Bonus Unit awards for Messrs. Neveu, Haddad, Crowley and Wehlmann are now worth significantly less than the value on the date of grant.

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IV. Compensation of Named Executive Officers
Summary Compensation Table
The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Precision, or a subsidiary of Precision, in Canadian dollars, to the Named Executive Officers.

					Non-equity Incentive Plan
					Compensation
			Share-	Option-	($)				All Other
			Based	Based	Annual		Long-term	Pension	Compensation		Total
		Salary	Awards(1)	Awards(2)	Incentive		Incentive	Value(5)	(6)(7)		Compensation
Name and Principal Position	Year	($)	($)	($)	Plans(3)		Plans(4)	($)	($)		($)

Kevin A. Neveu(8)	2008	500,000	1,200,000	—	—		—	10,500	6,488		1,716,988
President and CEO	2007	190,384	4,000,076	—	590,520	(9)	—	9,519	702,295	(10)	5,492,795
	2006	—	—	—			—	—			—

Douglas J. Strong	2008	231,911	200,000	—	291,400		—	10,500	5,291		739,102
Chief Financial Officer	2007	208,000	—	—	236,946		—	10,000	5,004		459,950
	2006	200,000	—	—	447,372		—	9,500	4,913		661,785

Kenneth J. Haddad(11)	2008	217,508	1,182,057	—	296,298		—	—	27,283		1,723,146
Vice President, Business	2007	—	—	—	—		—	—	—		—
Development	2006	—	—	—	—		—	—	—		—

David J. Crowley(12)	2008	10,356	973,280	45,133	385,892		539,258	—	408		1,954,327
President, U.S. Operations	2007	—	—	—	—		—	—	—		—
	2006	—	—	—	—		—	—	—		—

David W. Wehlmann(12)	2008	9,305	364,980	79,494	346,770		484,511	—	415		1,285,475
Executive Vice President,	2007	—	—	—	—		—	—	—		—
Investor Relations	2006	—	—	—	—		—	—	—		—

Notes:

(1)	The amounts for 2008 represent the grant date fair value of the 2008 Retention Awards for Messrs. Neveu, Strong and Haddad, and the grant date fair value of the Deferred Signing Bonus Units for Messrs. Haddad, Crowley and Wehlmann. The 2008 Retention Award for Mr. Haddad had been converted to Canadian dollars using the 2008 average exchange rate of 1.0660. The Deferred Signing Bonus Units granted to Mr. Haddad had been converted to Canadian dollars using the February 4, 2008 exchange rate of 0.9931. The Deferred Signing Bonus Units granted to Messrs. Crowley and Wehlmann have been converted to Canadian dollars using the December 23, 2008 exchange rate of 1.2166. The amount listed for 2007 represents the grant date fair value of the Deferred Signing Bonus Units for Mr. Neveu.

(2)	The amounts represents the grant date fair value of the UARs for Messrs. Crowley and Wehlmann, and have been converted to Canadian dollars using the December 23, 2008 exchange rate of 1.2166. The exercise price ranges from $9.26 to $17.38:

	2004 UARs	2005 UARs	2006 UARs	2007 UARs	2008 UARs
	Grant Date Fair	Grant Date Fair	Grant Date Fair	Grant Date Fair	Grant Date Fair
Assumptions	Value	Value	Value	Value	Value

Unit Price	$7.32	$7.32	$7.32	$7.32	$7.32

Exercise Price	$9.26	$13.26	$17.38	$15.79	$15.22

Expected Life	5.3	6.1	7.1	8.1	9.2

Risk Free Rate of Return	1.90%	2.10%	2.30%	2.60%	2.60%

Volatility	44.70%	44.70%	44.70%	44.70%	44.70%

Black-Scholes Multiple	15.40%	10.00%	7.20%	8.90%	9.80%

Black-Scholes Value	$1.13	$0.73	$0.53	$0.65	$0.72

(3)	The amounts represent the bonus amounts earned during the year indicated and relate to performance criteria which were met for that year, but the cash amounts, as applicable, are paid during the subsequent year and include amounts related to both the APIP and PSP.

(4)	The amounts represent the portion of the retention bonuses granted to Messrs. Crowley and Wehlmann that were paid out in December 2008, (25% of the total retention bonuses for both individuals). These amounts have been converted to Canadian dollars using the December 23, 2008 exchange rate of 1.2166. The remaining portions of US$1,329,750 and US$1,194,750 will be paid on the eight-month anniversary (67% of remaining amounts) and the 12-month anniversary (33% of remaining amounts) of the Acquisition.

(5)	The amounts represent the employer matching contributions under the DCPP.

(6)	The amounts include savings premium provided in lieu of a 401(k) plan for Mr. Haddad.

(7)	The value of perquisites and other personal benefits received by each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the annual base salary of the Named Executive Officer.

(8)	Mr. Neveu was appointed as Chief Executive Officer effective August 14, 2007 and a Director effective August 9, 2007.

(9)	Mr. Neveu’s employment agreement provided for an unconditional 2007 bonus payment of US$600,000 upon approval of the 2007 audited financial statements of Precision. The amount shown was paid in Canadian dollars using the U.S. dollar exchange rate in effect at the payment date.

(10)	Mr. Neveu’s employment agreement provided for a one-time housing allowance and a relocation allowance in the amount of $700,133.

(11)	Mr. Haddad was hired on February 4, 2008. His 2008 compensation has been converted to Canadian dollars using the 2008 average exchange rate of 1.0660, unless otherwise noted.

(12)	Messrs. Wehlmann and Crowley were hired on December 23, 2008; their base salaries and all other compensation amounts reflect the nine days of employment at Precision. Their 2008 compensation has been converted to Canadian dollars using the 2008 average exchange rate of 1.0660, unless otherwise noted.

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V. Incentive Plan Awards
Outstanding Share-Based Awards and Option Based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2008.

		Option-based Awards(1)				Share-based Awards(2)
	Number of					Number of shares		Market or payout
	securities				Value of	or units of shares		value of share-
	underlying	Option			unexercised in-	that have not		based awards that
	unexercised	exercise price		Option expiration	the-money	vested		have not vested
Named Executive Officer	options (#)	($)		date	options($)	(#)		($)

Kevin A. Neveu						69,187	(3)	696,713
President and Chief	—		—	—	—	135,951	(4)	1,369,027
Executive Officer

Douglas J. Strong	—		—	—	—	11,531	(3)	116,117
Chief Financial Officer

Kenneth J. Haddad						43,191	(3)	443,761
Vice President, Business	—		—	—	—	27,057	(4)	277,994
Development

David J. Crowley	51,714	US$	15.22	02/27/18	—	114,354		1,174,918
President, U.S. Operations

David W. Wehlmann	8,620	US$	9.26	03/25/14	—	42,883		440,597
Executive Vice President,	14,634	US$	13.26	02/04/15	—
Investor Relations	14,956	US$	17.38	02/16/16	—
	22,180	US$	15.79	02/12/17	—
	31,476	US$	15.22	02/27/18	—

Notes:

(1)	These amounts represent the UARs granted to Messrs. Crowley and Wehlmann as a result of the Acquisition. The values are based on December 31, 2008 NYSE closing price of US$8.39.

(2)	These amounts represent the 2008 Retention Awards granted to Messrs. Neveu, Strong and Haddad, and the Deferred Signing Bonus Units granted to Messrs. Neveu, Haddad, Crowley and Wehlmann. For awards granted to Messrs. Neveu and Strong, the values are based on the December 31, 2008 TSX closing price of $10.07. For awards granted to Messrs. Haddad, Crowley and Wehlmann, the values are based on the December 31, 2008 NYSE closing price of US$8.39 and have been converted to Canadian dollars using the December 31, 2008 exchange rate of 1.2246.

(3)	These amounts represent the number of 2008 Retention Awards currently outstanding, and have been increased to reflect the notional distribution reinvestments since the date of grant.

(4)	These amounts represent the number of Deferred Signing Bonus Units currently outstanding, and have been increased to reflect the notional distribution reinvestments since the date of grant.
Value Vested or Earned During the Year
The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2008.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year(2)
Named Executive Officer	($)	($)	($)

Kevin A. Neveu	—	1,425,811 (1)	—
President and Chief Executive Officer

Douglas J. Strong	—	—	291,400
Chief Financial Officer

Kenneth J. Haddad	—	—	296,298
Vice President, Business Development

David J. Crowley	—	—	925,150
President, U.S. Operations

David W. Wehlmann	—	—	831,281
Executive Vice President, Investor Relations

Notes:

(1)	This amount represents the first payment of the 2007 Deferred Signing Bonus Units on September 1, 2009.

(2)	These amounts include the 2008 APIP and PSP awards for Messrs. Strong and Haddad, and 2008 bonuses provided under the Grey Wolf short-term incentive plan and the portion of the retention bonuses that were paid out in 2008 for Messrs. Crowley and Wehlmann. All U.S. amounts have been converted to Canadian dollars using the 2008 average exchange rate of 1.0660, with the exception of the retention bonuses granted to Messrs. Crowley and Wehlmann, which have been converted to Canadian dollars using the December 23, 2008 exchange rate of 1.2166.

Precision Drilling Trust — Information Circular	34

UAR Plan
Effective December 23, 2008, Precision adopted the UAR Plan. The participants in the UAR Plan are former holders of options under Grey Wolf’s 2003 Incentive Plan. Each UAR has the same terms as the previously held Grey Wolf option, including vesting and expiration dates, but will be settled in cash based on the difference between the strike price derived from the exercise price of the Grey Wolf option (adjusted in accordance with the exchange ratio provided in the Merger Agreement) and the fair market value of the Trust Units on the NYSE on the date of exercise.
For purposes of this calculation, the exchange ratio was 0.4225 Precision Trust Units per share of Grey Wolf common stock. Each outstanding Grey Wolf option was converted into a UAR with an exercise price equal to the exercise price applicable to that Grey Wolf option divided by the Exchange Ratio, and applied to that number of Precision Trust Units equal to the number of shares of Grey Wolf common stock multiplied by the Exchange Ratio.
•	If a participant voluntarily leaves employment with Precision, no additional vesting takes place and the participant has 90 days to exercise any vested UARs.

•	If a participant is involuntarily terminated (except for cause), no additional vesting takes place and the participant has three years to exercise any vested UARs.

•	If a participant is terminated for cause, all vested and non vested UARs immediately expire.
No further UARs will be granted under the UAR Plan.
Option Plan
For a description of the proposed Option Plan, see “Approval of Employee Trust Unit Option Plan”.

Precision Drilling Trust — Information Circular	35

VI. Pension Plan Benefits
Defined Contribution Plan Table
The following table sets forth for Messrs. Neveu and Strong the information related to the DCPP (Messrs. Haddad, Crowley and Wehlmann are not participants of the DCPP):

	Accumulated
	value at start of		Non-	Accumulated value at
	year	Compensatory	Compensatory	year end
Named Executive Officer	($)	($)	($)	($)
Kevin A. Neveu President and Chief Executive Officer	18,694	10,500	(1,504)	27,690
Douglas J. Strong Chief Financial Officer	215,418	10,500	(44,578)	181,340

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VII. Termination And Change Of Control Benefits
Precision has entered into employment agreements with Messrs. Neveu and Strong, and is in the process of entering into employment agreements with Messrs. Haddad, Crowley and Wehlmann. These agreements outline the terms and conditions applicable in the event of a Named Executive Officer’s separation from Precision due to resignation, retirement, death, disability, termination with and without cause, and upon the occurrence of a change of control. At this time, any termination benefits that could be provided to Messrs. Haddad, Crowley and Wehlmann are governed by the terms and conditions of their signed offer letters with Precision.
The table below summarizes the material terms and conditions that apply to the five Named Executive Officers under various separation events:

Constructive Dismissal
Type of Compensation	Resignation	Retirement	Termination without Cause	following a Change of Control(1)
Base Salary	No Payment	No Payment	CEO – 2x salary Other Named Executive Officers – 1.5X salary(2)	CEO – 2x salary Other Named Executive Officers – 1.5X salary(2)
APIP	No Payment	No Payment	CEO – 2x target Other Named Executive Officers – 1.5x target(2)	CEO – 2x target Other Named Executive Officers – 1.5x target(2)
PSP	No Payment	No Payment	No Payment	No Payment
LTIP – Retention Awards	Cancelled	Cancelled	Accelerated but pro rata payout	Accelerated payout
LTIP – Performance Awards	Cancelled	Cancelled	Pro rata payout	Accelerated but pro rata payout
Deferred Signing Bonus Units	Cancelled	Cancelled	Accelerated payout	Accelerated payout
Retention Bonus	Cancelled	Cancelled	Accelerated payout	Accelerated payout

Notes:

(1)	Named Executive Officers are entitled to these benefits if they resign from Precision within 30 days in the event of a constructive dismissal occurring within 180 days of a change of control.

(2)	Messrs. Crowley and Wehlmann will not become entitled to these additional payments until the first anniversary of the Acquisition. In the event of termination without cause or constructive dismissal, Messrs. Crowley and Wehlmann would be entitled to the remaining unpaid portions of the Deferred Signing Bonus Units and the retention bonus.
Under the employment agreements, a change of control is defined as including, but is not limited to, another entity become the beneficial owner of more than 50% of the voting securities of the Trust. A change of control in itself does not trigger any of the payments described above (a “double trigger”).
In addition to the payments described in the above table, the following summarizes the specific features of the employment agreements for Mr. Neveu, and the offer letters for Messrs. Haddad, Crowley and Wehlmann.
Neveu Agreement
The employment agreement with Mr. Neveu provides for a one-time housing and relocation allowance of $700,133 and a signing bonus of 178,336 Deferred Signing Bonus Units which are redeemable in cash, less withholding requirements, in three equal allotments effective September 1 of 2008, 2009 and 2010 and have a value equal to the fair market value of the Trust Units at the day of redemption. If the separation package becomes payable on or before August 14, 2009, an additional sum of $200,000 less statutory deductions shall be paid.
Haddad Offer Letter
The offer letter signed by Mr. Haddad provides for a signing bonus in the form of Deferred Signing Bonus Units with a grant value of US$308,000 plus an additional 5,000 Deferred Signing Bonus Units. These Deferred Signing Bonus Units are redeemable in cash, less withholding requirements, in three equal allotments effective February 1 of 2009, 2010 and 2011 and have a value equal to the fair market value of the Trust Units at the day of redemption.

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Crowley Offer Letter
The offer letter signed by Mr. Crowley provides for a retention bonus of US$1,733,000 and a signing bonus in the form of Deferred Signing Bonus Units with a grant value of US$800,000. The retention bonus is paid in three instalments: 25% immediately after the Acquisition; 50% eight months after the closing of the Acquisition; and 25% on the first anniversary of the Acquisition. The Deferred Signing Bonus Units will vest equally on the first, second and third anniversaries of the closing of the Acquisition. As a result of his entitlement to the retention bonus, Mr. Crowley will not be entitled to any separation payments (1.5X salary and target bonus) until the first anniversary of the closing of the Acquisition.
Mr. Crowley will also be eligible for extended medical benefits provided that he has completed at least five years of continuous service with the company (including his service with Grey Wolf).
In the event that any payment or distribution paid to Mr. Crowley is subject to excise tax of Section 4999 of the Internal Revenue Code of 1986, then he would also receive a tax gross-up equal to the excise tax imposed on the payment.
Wehlmann Offer Letter
The offer letter signed by Mr. Wehlmann provides for a retention bonus of US$1,593,000 and a signing bonus in the form of Deferred Signing Bonus Units with a grant value of US$300,000. The retention bonus is paid in three instalments: 25% on closing of the Acquisition; 50% eight months after the closing of the Acquisition; and 25% on the first anniversary of the Acquisition. The Deferred Signing Bonus Units will vest equally on the second and third anniversaries of the closing of the Acquisition. As a result of his entitlement to the retention bonus, Mr. Wehlmann will not be entitled to any separation payments (1.5X salary and target bonus) until the first anniversary of the closing of the Acquisition.
In the event of termination without cause or constructive dismissal, Mr. Wehlmann is also entitled to similar benefits as those provided for Mr. Crowley. Since Mr. Wehlmann has already met the criteria of five years of continuous service, he is eligible for the extended medical benefits.
The table below summarizes the estimated termination benefits for each executive under each termination scenario:

				Constructive Dismissal
			Termination Without	following a Change of
	Resignation	Retirement	Cause	Control
Named Executive Officer	($)	($)	($)	($)
Kevin A. Neveu President and CEO	1,099,401 (1)	1,099,401 (1)	3,783,400	4,265,740
Douglas J. Strong Chief Financial Officer	—	—	1,468,651	1,672,117
Kenneth J. Haddad(2) Vice President, Business Development	—	—	1,252,523	1,548,364
David J. Crowley(2) President, U.S. Operations	—	—	2,803,330	2,803,330
David W. Wehlmann(2) Executive Vice President, Investor Relations	—	—	1,967,939 (3)	1,967,939 (3)

Notes:

(1)	If Mr. Neveu resigns or retires before August 14, 2012, he will be required to repay a portion of the housing allowance he received in 2007 (approximately $269,626).

(2)	The amounts for Messrs. Haddad, Crowley, and Wehlmann have been converted to Canadian dollars using the December 31, 2008 exchange rate of 1.2246.

(3)	The amounts include the extended medical benefits available to Mr. Wehlmann in the event of involuntary termination or upon constructive dismissal.

Precision Drilling Trust — Information Circular	38

VIII. Administration Agreement And Compensation Of the Trustees And Directors
Administration Agreement
The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to: (i) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust including relevant information with respect to financial reporting and income taxes; (iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) assist the Board of Trustees in calculating distributions to Unitholders; (vi) ensure compliance with the Trust’s limitations on nonresident ownership, if applicable; and (vii) generally provide all other services as may be necessary or as may be requested by the Board of Trustees. Precision charges the Trust for such administrative and support services an amount equal to Precision’s cost of providing such services plus 5%.
Trustee Compensation
The Compensation Committee periodically reviews the adequacy and form of Trustee compensation annually and recommends updates to the Board of Trustees for approval when considered appropriate. In determining the compensation to be awarded, the time commitment of the Trustees, comparative fees received by other trustees of trusts of a similar size, and the responsibilities of the Board of Trustees are considered. In 2008, each Trustee received an annual retainer of $25,000 and meeting fees of $1,250 per meeting, which was paid quarterly commencing on April 1, 2008. Trustees are eligible for a travel allowance of US$1,000 for each meeting attended where the Trustee is required to travel by air for more than three hours to attend the meeting.
The following table details the total number of Trustee meetings attended by each Trustee in 2008:

Name	Meetings Attended
Robert J.S. Gibson	22 / 23
Allen R. Hagerman	23 / 23
Patrick M. Murray	21 / 23

During the fiscal year ended December 31, 2008, the Trustees were paid aggregate compensation of $161,231. The following table details the compensation received by each Trustee in 2008:

	Fees Earned(1)	Total
Name	($)	($)
Robert J.S. Gibson	52,500	52,500
Allen R. Hagerman (3)	53,750	53,750
Patrick M. Murray (2)(3)	54,981	54,981

Notes:

(1)	Fees earned include retainers, meeting fees and travel allowances, where paid.

(2)	Mr. Murray received travel allowance amounts of US$3,500, which have been converted to Canadian dollars using the average 2008 exchange rate of 1.0660. No other Trustees received travel allowance amounts in 2008.

(3)	Fees disclosed for Messrs. Gibson, Hagerman and Murray reflect those paid in respect of their duties as Trustees, and are in addition to any fees paid in respect of their duties as Directors.
Director Compensation
The Compensation Committee periodically reviews the adequacy and form of Directors’ compensation and recommends updates to the Board of Directors for approval when considered appropriate. In determining the compensation to be awarded,

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the Compensation Committee considers the time commitment of the Directors, the time commitment of the Chairman of each committee of the Board of Directors (each, a “Committee”) and compares the remuneration to that received by directors of comparatively sized companies.
The following table outlines the Director compensation arrangements for 2008:

Amount
Description(1)	($)
Board Chair annual retainer(2)	225,000
Board annual retainer – cash portion	40,000
Board annual retainer – DTU portion	60,000
Board meeting fee	1,250
Audit Committee chair retainer	15,000
Audit Committee meeting fee	2,500
Compensation Committee chair retainer	7,500
Compensation Committee meeting fee	1,250
Corporate Governance and Nominating Committee chair retainer	7,500
Corporate Governance and Nominating Committee meeting fee	1,250

Notes:

(1)	Directors may elect to receive all, or a portion thereof, the retainers and fees described in this table in the form of Deferred Trust Units (“DTUs”) rather than cash. Refer to the section “Deferred Trust Unit Plan” for a description of the DTU Plan.

(2)	Board Chair annual retainer includes the $40,000 cash retainer and the $60,000 DTU retainer provided to all Directors.
Directors who are required to travel more than three hours by air to Board of Directors or Committee meetings were paid a travel allowance of US$1,000. Expenses that were incurred by each Director as a consequence of attending Board of Directors or Committee meetings were reimbursed.
Deferred Trust Unit Plan
In 2007, Precision adopted the DTU Plan for non-management Directors of Precision that was approved by Unitholders on May 9, 2007.
The following is a summary of the principal terms of the DTU Plan which is provided pursuant to the requirements of Section 613 of the TSX Company Manual.
Eligibility
All Directors of Precision who are not employees of Precision are eligible to participate in the DTU Plan.
Purpose
The DTU Plan is designed to provide a form of Directors’ compensation that aligns the interest of its non-management Directors with Unitholders and to allow Precision to continue to attract qualified Directors. All Directors of Precision who are not employees of Precision are entitled to participate in the DTU Plan. Directors of Precision are entitled to elect to receive the annual retainer fee for Directors, the annual retainer fee for Committee membership, and Board and Committee meeting fees in the form of DTUs.
Deferred Trust Units
Each DTU is a bookkeeping entry equal to the value of one Trust Unit for each DTU at the time of grant (the “DTU Account”). The DTU Account will be adjusted for each cash distribution to Unitholders by the amount of such distribution by issuing additional DTUs equal to the value of the distribution based on the closing market price of the Trust Units on the TSX on the immediately prior trading day. In certain events, including a split or consolidation of Trust Units and a reorganization, proportionate adjustments will be made to the number of DTUs outstanding under the DTU Plan to reflect such changes, as determined by the Board of Directors in its sole discretion.

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Administration
Unless otherwise determined by the Board of Directors, the DTU Plan shall be administered by the Compensation Committee.
Number of Trust Units Issued and Issuable
There is currently a maximum of 200,000 Trust Units that may be issued pursuant to the DTU Plan, representing 0.10% of the issued and outstanding Trust Units. On March 18, 2009, the Board of Directors resolved to amend the DTU Plan in order to increase the aggregate cumulative number of Trust Units reserved for issuance under the DTU Plan to 800,000 Trust Units. Unitholders of the Trust are being asked to approve such increase at the Meeting.
Non-Management Director Participation
The number of Trust Units issuable to non-management Directors, at any time, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issued to non-management Directors, within any one year period, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units.
Grants of DTUs
As at December 31, 2008, a total of 75,679 DTUs were credited to the respective DTU Accounts of non-management Directors, representing 0.047% of the Trust’s then outstanding Trust Units. As at December 31, 2008, 124,321 DTUs remain available for future issue under the DTU Plan, representing 0.078% of the Trust’s then outstanding Trust Units.
Maximum Issuable to One Person
The DTU Plan does not provide for a maximum number of Trust Units which may be issued to an individual pursuant to the DTU Plan and any other equity compensation arrangement (expressed as a percentage or otherwise).
Vesting
Unless otherwise provided at the time of grant, each DTU will be fully vested upon being credited to a Director’s DTU Account. Each Director shall be entitled to payment of such DTUs on ceasing to be a Director of Precision or an affiliate, and such entitlement shall not be subject to satisfaction of any requirements as to any minimum period of membership on the Board of Directors or other conditions.
Redemption
A Director or his or her legal representative may redeem the DTUs at any time after his or her retirement from the Board of Directors or death and on or prior to December 15 in the first calendar year after his or her retirement date or death. Each DTU will be redeemed for an equal number of Trust Units.
Assignability
The assignment or transfer of the DTUs, or any other benefits under the DTU Plan, shall not be permitted other than by operation of law.
Amendment
The DTU Plan may be amended or terminated at any time by the Board of Directors, except as to rights already accrued hereunder by the Directors, without approval of the holders of the Trust Units, but subject to any required regulatory approval. Approval of the holders of the Trust Units will be required to (i) increase the number of Trust Units authorized for issuance under the DTU Plan, or (ii) amend the method of calculating the number of DTUs to be credited to a Director’s

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DTU Account in a manner that would result in a greater number being credited to such account than is currently provided for under the DTU Plan.
Ownership Guidelines
Following a review and analysis of ownership guidelines currently in place with entities similar in size and structure to Precision, the Board of Trustees and the Board of Directors established revised ownership guidelines which became effective in February of 2008. Trustees and Directors are expected to own Trust Units or Exchangeable Units equal to at least two times the amount of their respective annual retainer (including both the cash portion and the DTU portion). When reviewing adherence to such guidelines, Precision uses the higher of the actual purchase cost, or the current value of the Trust Units or Exchangeable Units to determine ownership position.
The table below summarizes the target unit ownership (as a multiple of annual retainer) and the actual unit ownership in Trust Units or Exchangeable Units for the Trustees and Directors as of December 31, 2008:

Director	Target Unit Ownership	Actual Unit Ownership	Meets Requirements
Frank M. Brown	2x annual retainer	—	—	(1)
William T. Donovan	2x annual retainer	—	—	(1)
W. C. (Mickey) Dunn	2x annual retainer	21,091 Trust Units	Yes
Brian A. Felesky	2x annual retainer	20,741 Trust Units	Yes
Robert J.S. Gibson	2x annual retainer	72,352 Trust Units	Yes
Allen R. Hagerman	2x annual retainer	21,802 Trust Units	Yes
Stephen J.J. Letwin	2x annual retainer	14,986 Trust Units	—	(2)
Patrick M. Murray	2x annual retainer	43,681 Trust Units	Yes
Kevin A. Neveu	2x annual base salary	110,000 Trust Units	Yes
Frederick W. Pheasey	2x annual retainer	63,805 Trust Units	Yes
Robert L. Phillips	2x annual retainer	29,030 Trust Units	Yes
Trevor M. Turbidy	2x annual retainer	—	—	(1)

Notes

(1)	Messrs. Brown, Donovan and Turbidy joined the Board of Directors on December 23, 2008 and have until December 23, 2012 to meet the unit ownership guidelines.

(2)	Mr. Letwin joined the Board of Directors on December 4, 2006 and has until December 4, 2010 to meet the unit ownership guidelines.
The following table details the total number of meetings attended by each Director in 2008:

Corporate Governance
			Compensation	and Nominating
	Board of Directors	Audit Committee	Committee Meetings	Committee Meetings
Name	Meetings Attended	Meetings Attended	Attended	Attended
Frank M. Brown(1)	—	—	—	—
William T. Donovan(2)	—	—	—	—
W. C. (Mickey) Dunn	30 / 31	—	6 / 6	4 / 4
Brian A. Felesky	31 / 31	—	—	4 / 4
Robert J.S. Gibson	30 / 31	5 / 5	—	4 / 4
Allen R. Hagerman	31 / 31	5 / 5	—	—
Stephen J.J. Letwin	29 / 31	—	5 / 6	—
Patrick M. Murray	31 / 31	5 / 5	—	—
Kevin A. Neveu	31 / 31	—	—	—
Frederick W. Pheasey	31 / 31	—	5 / 6	—
Robert L. Phillips	30 / 31	5 / 5 (4)	6 / 6	4 / 4
Trevor M. Turbidy(3)	—	—	—	—

Notes:

(1)	Mr. Brown joined the Board of Directors on December 23, 2008 and as such did not attend any Board of Director or Committee meetings in 2008. He is a member of the Compensation Committee.

(2)	Mr. Donovan joined the Board of Directors on December 23, 2008 and as such did not attend any Board of Director or Committee meetings in 2008. He is a member of the Audit Committee.

(3)	Mr. Turbidy joined the Board of Directors on December 23, 2008 and as such did not attend any Board of Director or Committee meetings in 2008. He is a member of the Corporate Governance and Nominating Committee.

(4)	Mr. Phillips attended the Audit Committee meetings in his capacity as Chairman of the Board of Directors until his appointment to the Audit Committee on December 12, 2008.

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During the fiscal year ended December 31, 2008, the Directors were paid aggregate compensation of $1,552,000. The following table sets forth all compensation, including expenses paid to the Directors, for the 2008 financial year.

	Fees Earned(1)(2)(3)	Share-Based Awards(4)	Total
Name	($)	($)	($)
Frank M. Brown(5)	—	—	—
William T. Donovan(5)	—	—	—
W. C. (Mickey) Dunn	98,750	60,000	158,750
Brian A. Felesky	88,750	60,000	148,750
Robert J.S. Gibson(6)	115,000	60,000	175,000
Allen R. Hagerman(6)	100,000	60,000	160,000
Stephen J.J. Letwin	97,094	60,000	157,094
Patrick M. Murray(6)	121,929	60,000	181,929
Kevin A. Neveu(7)	—	—	—
Frederick W. Pheasey	100,000	60,000	160,000
Robert L. Phillips	265,000	60,000	325,000
Trevor M. Turbidy(5)	—	—	—

Notes

(1)	Fees earned include cash retainers, meeting fees and travel allowances, where paid.

(2)	Fees earned for Messrs. Letwin and Murray include travel allowance amounts of US$9,000 and US$6,500, respectively, which have been converted to Canadian dollars using the average 2008 exchange rate of 1.0660. No other directors received travel allowance amounts in 2008.

(3)	Directors may voluntarily elect to receive all or a portion of their respective fees earned as DTUs. In 2008, Messrs. Felesky, Gibson, Hagerman, Letwin, Pheasey and Phillips elected to defer cash retainers of $88,750, $40,000, $100,000, $87,500, $100,000 and $31,250, respectively.

(4)	Share-based awards represent the DTU portion of the Board annual retainer.

(5)	Messrs. Brown, Donovan and Turbidy joined the Board of Directors on December 23, 2008, and as such, did not receive compensation for their roles as Directors in 2008.

(6)	Fees disclosed for Messrs. Gibson, Hagerman and Murray reflect those paid in respect of their duties as Directors, and are in addition to any fees paid in respect of their duties as Trustees.

(7)	Mr. Neveu is an executive officer and accordingly did not receive any a retainer or meeting fees for his attendance at meetings of the Board of Directors
Incentive Plan Awards
Outstanding Option-based and Share-based Awards
There are no unexercised option-based awards or unvested share-based awards outstanding at December 31, 2008.
Value Vested or Earned During the Year
The following table sets forth for each Director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2008:

Share-based awards – Value vested during the year(1)
Name	($)
Frank M. Brown	—
William T. Donovan	—
W.C. (Mickey) Dunn	60,000
Brian A. Felesky	60,000
Robert J.S. Gibson	60,000
Allen R. Hagerman	60,000
Stephen J.J. Letwin	60,000
Patrick M. Murray	60,000
Frederick W. Pheasey	60,000
Robert L. Phillips	60,000
Trevor M. Turbidy	—

Note:

(1)	These amounts represent the value of the DTU awards which are fully vested on the date of grant.
Trustees Indemnity
The Declaration of Trust provides that each Trustee must act honestly and in good faith with a view to the best interests of the Trust and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee is entitled to indemnification from the Trust in respect of

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the exercise of the Trustee’s power and the discharge of the Trustee’s duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Trust or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his conduct was lawful.
Trustees, Directors and Officers Liability Insurance
The Trust has purchased a liability insurance policy which expires May 1, 2009. The policy covers corporate indemnification of the Trustees, Directors and officers and is renewed annually. The policy has a $100 million limit and corporate indemnification deductibles apply. The annual premium for this coverage is $880,115.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth information as at December 31, 2008 with respect to compensation plans under which equity securities of the Trust are authorized for issuance pursuant to the DTU Plan.

		Weighted-average	Number of securities remaining
	Number of securities to	exercise price of	available for future issuance
	be issued upon exercise	outstanding	under equity compensation plans
	of outstanding options,	options, warrants	(excluding securities reflected in
Plan Category	warrants and rights	and rights	column (a)
Equity compensation plans approved by securityholders	75,679 Trust Units	$16.84(1)	124,321 Trust Units
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	75,679 Trust Units		124,321 Trust Units

Notes:

(1)	Weighted average price of DTUs credited to Director DTU Accounts in 2007 and 2008.

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IX. Statement Of Corporate Governance Practices
The Board of Trustees and the Board of Directors believe that sound corporate governance is fundamental to achieving the Trust’s and Precision’s strategic and operational plans, goals and objectives.
To maintain high standards of governance in a rapidly changing environment, the Board of Trustees and the Board of Directors routinely review and update mandates, guidelines, policies and procedures relating to the corporate governance mandates and policies of the Trust and Precision (collectively, the “Governance Mandates and Policies”).
The Trust and Precision exercise their authority in accordance with the Governance Mandates and Policies as well as applicable laws and regulations, including those imposed by Canadian securities regulatory authorities, the United States Securities and Exchange Commission and the rules of any stock exchange upon which the Trust Units are listed for trading.
The Trust Units are listed on the TSX in Canadian dollars, and the NYSE in U.S. dollars. The Governance Mandates and Policies are consistent with the governance guidelines set out in National Policy 58-201 (the “Governance Guidelines”) and the audit committee rules set out in Multilateral Instrument 52-110 (the “Audit Committee Rules”) adopted by the Canadian securities regulatory authorities. Applicable NYSE rules (the “NYSE Rules”) with respect to disclosure of corporate governance practices do not require a foreign issuer, such as the Trust, to comply with NYSE corporate governance rules, except for independence and other requirements relating to the audit committee and other specified requirements, including a requirement to disclose the significant ways in which the Governance Mandates and Policies differ from those required of United States domestic companies under NYSE listing standards. The Governance Mandates and Policies comply with the applicable NYSE Rules in all significant respects, except as disclosed in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
This Statement of Corporate Governance Practices is responsive to the disclosure rules (the “Disclosure Rules”) adopted by the Canadian securities regulatory authorities and certain applicable NYSE Rules and United States Securities and Exchange Commission rules adopted pursuant to the United States Sarbanes-Oxley Act of 2002 (“SOX”). The Board of Trustees and the Board of Directors have approved this Statement of Corporate Governance Practices on the recommendation of the Corporate Governance and Nominating Committee.
Additional information about the Governance Mandates and Policies is set forth in the following documents, which are posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com:
•	the Mandates of the Board of Trustees and the Board of Directors;

•	the Corporate Governance Guidelines of the Trust and Precision;

•	the Charters and Terms of Reference for each of Precision’s Committees of the Board of Directors (the “Committees”);

•	Position Descriptions for the Chairman of the Board of Directors, the Chairman of each Committee and the Chief Executive Officer;

•	this Statement of Corporate Governance Practices;

•	the Joint Code of Business Conduct and Ethics; and

•	a summary of significant differences between the NYSE Rules and the Governance Mandates and Policies.
Independence Of The Trustees And Directors
As an issuer whose Trust Units are listed on the TSX and NYSE, the Trust is subject to various guidelines, requirements and disclosure rules governing the independence of the members of the Board of Trustees, the Board of Directors and

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Committees, including those requirements and rules imposed by the Governance Guidelines, the Audit Committee Rules, the Disclosure Rules, the NYSE Rules and SOX.
The Trust meets the standards of the Governance Guidelines and Audit Committee Rules regarding independence and conforms to the standards of the applicable NYSE Rules regarding independent board members.
On the recommendation of the Corporate Governance and Nominating Committee, the Board of Trustees has affirmatively determined that each of the three nominees for election to the Board of Trustees has no direct or indirect material relationship with the Trust and is therefore independent. On this basis, the following three nominees for election to the Board of Trustees are independent: Robert J.S. Gibson, Patrick M. Murray and Allen R. Hagerman.
On the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has affirmatively determined that 11 of the 12 nominees to be approved by Unitholders for appointment to the Board of Directors have no direct or indirect material relationship with Precision or the Trust and are therefore independent under the Governance Guidelines and Audit Committee Rules. On this basis, the following 11 nominees to be approved for appointment to the Board of Directors are independent: Frank M. Brown, William T. Donovan, W.C. (Mickey) Dunn, Brian A. Felesky, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips and Trevor M. Turbidy. Kevin A. Neveu, President and Chief Executive Officer of Precision, is not independent because of his executive office with Precision.
The biographies set out on page 9 to 13 of this Information Circular identify the other reporting issuers on which each nominee to be approved for appointment to the Board of Directors is a director.
Chairman Of The Board Of Directors
The Board of Directors hold sessions at each meeting of the Board of Directors at which members of management are not in attendance. The Chairman of the Board of Directors serves as a liaison among the Directors and the Board of Trustees and is responsible for working with the Chief Executive Officer and the Corporate Secretary to set the agenda for meetings of the Board of Directors. The Board of Directors has approved a written position description for the Chairman of the Board of Directors which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Attendance Record Of Trustees And Directors
The following table sets forth the attendance of each Trustee at meetings of the Board of Trustees:

Name	Trustee Meetings Attended
Robert J.S. Gibson	22
Patrick M. Murray	21
Allen R. Hagerman	23
Robert L. Phillips(1)	21

Note:

(1)	Mr. Phillips attended 21 Trustee meetings in his capacity as Chairman of the Board of Directors.
The following table sets forth the attendance of each Director at meetings of the Board of Directors and, as applicable, the attendance of members of Committees at Committee meetings:

				Corporate Governance
				and Nominating
	Board	Audit Committee	Compensation Committee	Committee
Director	Meetings(1)	Meetings(1)	Meetings(1)	Meetings(1)
W.C. (Mickey) Dunn	30	—	6	4
Brian A. Felesky	31	—	—	4
Robert J.S. Gibson	30	5	—	4
Allen R. Hagerman	31	5	—	—

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				Corporate Governance
				and Nominating
	Board	Audit Committee	Compensation Committee	Committee
Director	Meetings(1)	Meetings(1)	Meetings(1)	Meetings(1)
Stephen J.J. Letwin	29	—	5	—
Kevin A. Neveu	31	—	—	—
Patrick M. Murray	31	5	—	—
Frederick W. Pheasey	31	—	5	—
Robert L. Phillips(3)	30	5	6	4
Trevor M. Turbidy(2)	—	—	—	—
Frank M. Brown(2)	—	—	—	—
William T. Donovan(2)	—	—	—	—

Notes:

(1)	Attendance in person or by telephone.

(2)	Messrs. Brown, Donovan and Turbidy were appointed to the Board of Directors effective December 23, 2008.

(3)	Mr. Phillips attended audit committee meetings in the capacity of Chairman of the Board of Directors until his appointment to the Audit Committee on December 12, 2008.
Mandate Of The Board Of Trustees
The Board of Trustees has overall responsibility and full authority to manage the Trust’s investments pursuant to the Declaration of Trust. Effective November 7, 2005, the Board of Trustees delegated responsibility for the management and administration of the Trust’s operational matters to Precision pursuant to an Administration Agreement between the Trust and Precision. The duties of the Board of Trustees are more specifically described in the Mandate of the Board of Trustees which is attached as Appendix A and is also available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Mandate Of The Board Of Directors
In addition to ensuring that Precision discharges its obligations as administrator to the Trust, the Board of Directors is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration. A list of the matters the Trust has delegated to Precision is set out in Schedule A of the Mandate of the Board of Trustees.
The Board of Directors discharges its responsibilities directly and through its Committees. The Board of Directors may delegate to its Committees matters for which it is responsible, but retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management. The Board of Directors’ duties are more specifically described in its Mandate of the Board of Directors which is attached as Appendix B and is also available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Committees Of The Board Of Directors
To assist it in discharging its responsibilities more effectively, the Board of Directors has established three Committees: the Audit Committee; the Corporate Governance and Nominating Committee; and the Compensation Committee. From time to time the Board of Directors also creates special ad hoc committees to address important matters.
The Audit Committee is a standing committee of the Board of Directors appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision, in its capacity as administrator for the Trust.
A complete description of the Audit Committee together with a copy of the Audit Committee Charter and Terms of Reference appended thereto is provided in Precision’s Annual Information Form dated March 27, 2009, a copy of which has been filed on SEDAR.

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The Corporate Governance and Nominating Committee is a standing committee of the Board of Directors appointed to assist the Board of Directors by reviewing corporate governance issues, in respect of Precision as well as the Trust and to make recommendations thereon to the Board of Directors.
A description of the roles and responsibilities of the Compensation Committee is set forth under the heading “Report on Executive Compensation – Compensation Committee” above.
Each Committee is chaired by an independent Director and at least annually evaluates its effectiveness in carrying out the duties specified in its Charter and Terms of Reference. The Board of Directors has approved a position description for the Chairman of each Committee which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
The Charters and Terms of Reference of the Committees are available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
All members of each Committee must be independent in accordance with the requirements or guidelines for committee service under applicable securities laws and applicable rules of any stock exchange on which the Trust Units are listed for trading. Based on the information provided by the Directors, the Board of Directors has determined that all members of each Committee are independent. In addition, the Board has established a Disclosure Committee and adopted a Disclosure Policy. The Disclosure Committee is composed of officers and senior employees of Precision and is responsible for overseeing all external communications. The full text of the Disclosure Policy is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Position Description Of The Chief Executive Officer
The Board of Directors has approved a position description for the Chief Executive Officer which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Trustee And Director Information, Education And Orientation
Both the Board of Trustees and the Board of Directors have procedures designed to ensure that their respective members have timely access to the information they need to carry out their duties. Each Trustee and each Director receives a comprehensive package of materials prior to each meeting, and after each Committee meeting the full Board of Directors receives a report on each Committee’s work.
The Corporate Governance and Nominating Committee ensures the provision of an appropriate orientation for new Trustees and Directors as well as the availability of continuing education programs for Trustees and Directors. The Board of Trustees and the Board of Directors encourage Trustees and Directors to periodically participate in or attend appropriate programs, sessions or receive materials as to the responsibility of Trustees or Directors, as applicable, of publicly traded entities.
Business Conduct And Ethics
The Board of Trustees of the Trust and the Board of Directors of Precision are committed to conducting the affairs of the Trust and Precision to the highest standards of ethics, integrity, honesty, fairness and professionalism. Accordingly, each of the boards have adopted a Joint Code of Business Conduct and Ethics (the “Code”), expressing the fundamental principles that guide the Trustees and the Directors in their deliberations and shape Precision’s business activities. The Code applies to all Trustees, Directors, executive officers and all employees (each, a “Precision Person”). The Code incorporates the Trust’s and Precision’s guiding principles for business conduct and ethical behaviour to promote integrity and deter wrongdoing. It also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not met. The executive officers of Precision have each acknowledged that they have read, understood and will

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abide by the Code. A copy of the Code is posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
All Precision Persons are expected to conduct their business affairs in a manner that ensures their private or personal interests do not interfere with the interests of the Trust or Precision, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, disclosure will be made in an appropriate manner and the Precision Person about whom disclosure is to be made will not participate in any decision or action in which there is a conflict.
Insider Trading Policy
In 2008, the Board of Directors approved an Insider Trading Policy. This policy applies to all Trustees, Directors, officers, employees and consultants of Precision.
The purpose of this policy is to prevent insider trading; to protect all persons to whom this policy applies and Precision from allegations of insider trading; and to fulfill the Trust’s and Precision’s obligations to stock exchanges, regulators and investors.
A copy of the Insider Trading Policy is posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Nomination Of Trustees And Directors
The Board of Trustees is elected by the Unitholders at every annual meeting of the Trust. The Corporate Governance and Nominating Committee of Precision, which is comprised entirely of independent Directors, reviews and recommends to the Board of Directors the candidates for nomination as Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and election by Unitholders.
If it becomes necessary to appoint a new Trustee or Director to fill a vacancy on the Board of Trustees or Board of Directors, as applicable, the existing Board of Trustees or the Board of Directors on the approval of the Board of Trustees, may appoint one or more additional Trustees, or instruct the General Partner to appoint one or more additional Directors, as applicable, for a term to expire at the close of the next annual meeting of Unitholders.
The Board of Trustees is also ultimately responsible for arranging for the appointment of the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the choice of candidates for recommendation to the Board of Trustees, which, in turn, submits the recommended candidates for approval by Unitholders and causes the General Partner of PDLP to appoint the recommended candidates.
As the Board of Trustees and the Board of Directors derive their strength from their members, Trustees and Directors should have an appropriate mix of skills, knowledge and experience in business and a history of achievement. Trustees and Directors are required to commit the requisite time for all of the Board of Trustees’ or Board of Directors’ business, as applicable, and must demonstrate integrity, accountability and informed judgement.
A majority of each of the Board of Trustees and the Board of Directors must be Canadian residents and determined to be “independent” as defined in applicable rules and regulations.
Each Trustee and each Director is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees or Board of Directors, as applicable, and Directors are expected to attend all regularly-scheduled meetings of each Committee on which they serve.

Precision Drilling Trust – Information Circular	49

The Corporate Governance and Nominating Committee, among other things, sets criteria for the evaluation of Directors, develops and recommends corporate governance principles, evaluates Directors, makes recommendations as to the members of various Committees, ensures appropriate orientation and continuing education programs and reviews the Corporate Governance Guidelines of Precision. In particular, the Corporate Governance and Nominating Committee annually reviews the competencies, skills and personal qualities of each current Trustee or Director, and the contributions made by such Trustee or Director to the effective operation of the Board of Trustees or the Board of Directors, as the case may be, and any significant change in the primary occupation of such Trustee or Director. The Corporate Governance and Nominating Committee identifies and recommends qualified nominees for election to the Board of Trustees at the annual meeting of Unitholders, and recruits candidates to serve as Trustees or Directors and reviews any recommended candidates based on the competencies, skills, personal qualities and time commitment required of a Trustee or Director in order to add value.
The Corporate Governance and Nominating Committee considers all qualified candidates identified by members of the Board of Trustees and Board of Directors, by management and by Unitholders. Any Unitholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Corporate Secretary of Precision. Proposals for nomination will be forwarded to the Chairman of the Board of Directors as well as presented to the Corporate Governance and Nominating Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the Board of Trustees or the Board of Directors.
Compensation For Trustees And Directors
The Compensation Committee of the Board of Directors is comprised entirely of independent Directors. It is generally responsible for discharging the responsibilities of the Board of Directors relating to determining the compensation of Precision’s executives, and for producing an annual report on executive compensation for inclusion in the Trust’s annual information circular.
The compensation for Trustees and Directors is recommended by the Compensation Committee based on individuals’ time commitment in service to the Trust or Precision, comparative fees received by other trustees of trusts and directors of corporations of a similar size to the Trust and Precision, the responsibilities of the Board of Trustees and Board of Directors, and the responsibilities of the Chairman or a member of Committees of the Board of Directors.
The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Director, Chief Executive Officer or senior executive compensation and to approve the consultant’s fees and other retention terms as it relates to such evaluation. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.
Board Assessment
The Corporate Governance and Nominating Committee has been delegated the responsibility for evaluating annually the effectiveness of the Board of Directors, the various Committees of the Board of Directors and the contribution of individual Directors and make any necessary recommendations to the Board of Directors. The Board of Directors annually review their own performance, and review and reassess the adequacy of the Mandate of the Board of Directors and make a determination annually as to whether it and its Committees, are functioning effectively.
Additional Information
Additional financial information is provided in the Trust’s annual audited consolidated financial statements and notes and management’s discussion and analysis for the fiscal year ended December 31, 2008, contained in the Trust’s Annual Report for the year ended December 31, 2008. Precision will provide to Unitholders upon request: (i) a copy of the Trust’s current annual information form; (ii) a copy of any document or the pertinent pages of any document incorporated by reference in the

Precision Drilling Trust – Information Circular	50

annual information form; (iii) a copy of the Trust’s annual audited consolidated financial statements and related management’s discussion and analysis contained in the annual report for the year ended December 31, 2008 together with the report of the auditors thereon; (iv) a copy of the interim unaudited financial statements subsequent to such annual audited consolidated financial statements; and (v) a copy of this Circular. These documents are available on the Trust’s website at www.precisiondrilling.com, on SEDAR at www.sedar.com, and may be obtained without charge upon request to the Corporate Secretary, at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251, or email at corporatesecretary@precisiondrilling.com.

Precision Drilling Trust – Information Circular	51

APPENDIX A
MANDATE OF THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST
General
The board of trustees (the “Board of Trustees”) of Precision Drilling Trust (the “Trust”) has overall responsibility and full authority to manage the Trust’s investments pursuant to the declaration of trust dated as of September 22, 2005 (the “Declaration of Trust”). The Board of Trustees has delegated responsibility for the management and general administration of the affairs of the Trust to Precision Drilling Corporation (“Precision”) pursuant to an administration agreement dated as of November 7, 2005 between the Trust and Precision (the “Administration Agreement”).
The specific matters the Trust has delegated to Precision are set out in Schedule A hereto. The matters the Trust has retained responsibility for under the Declaration of Trust are set out in Schedule B hereto.
As permitted by applicable law, the Board of Trustees may from time to time delegate certain of its responsibilities to Precision or management of Precision, but the Board of Trustees retains its oversight function for all delegated responsibilities.
Each trustee of the Trust (a “Trustee”) is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees. To prepare for meetings, Trustees are expected to review the materials that are sent to each of them in advance of such meetings.
The Trustees, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of Trustees are intended to be similar to, and not greater than, those imposed on a director of a corporation under the Business Corporations Act (Alberta). The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust.
Structure And Authority
The composition of the Board of Trustees, including the qualifications of its members, will comply with all requirements of the applicable laws and securities legislation and the rules of any stock exchange upon which the units of the Trust (the “Trust Units”) are listed for trading.
The Trustees are elected by holders of units of the Trust and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) at every annual meeting of the Unitholders. The Corporate Governance and Nominating Committee of Precision reviews and recommends to the board of directors of Precision (the “Board of Directors”), the candidates for nomination to the Board of Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and for election by Unitholders. The term of each Trustee expires at the close of the annual meeting Unitholders following the meeting at which such Trustee was elected.
The Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Trustees so appointed will not exceed one-third of the number of Trustees who held office at the immediately preceding annual meeting of Unitholders. If it becomes necessary to appoint a new Trustee to fill a vacancy on the Board of Trustees or to complement the existing Board of Trustees, the Board of Trustees will, upon the recommendation of the Corporate Governance and Nominating Committee and the Board of Directors, consider possible candidates and assess the qualifications of proposed new Trustees against a range of criteria, including background, experience, professional skills, personal qualities, prior membership on a board including the Board of Trustees or the Board of Directors, the potential for the candidate’s skills to augment the existing Board of Trustees and the candidate’s availability to commit to the Board of Trustees’ activities.
The Board of Trustees is also ultimately responsible for the appointment of directors (the “Directors”) to the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to Unitholders for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.
Trustees should have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Trustees are required to commit the requisite time for all of the Board of Trustees’ business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Trustees will be comprised of Trustees who are determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the units of the Trust are listed for trading.
Responsibilities
Notwithstanding the delegation of authority for management and administration of all operational matters of the Trust to Precision, the Board of Trustees has retained responsibility for the following matters pursuant to the Declaration of Trust:
•	supervision of the activities and management of the investments and affairs of the Trust;

•	declaration of distributions to Unitholders;

•	issuance, repurchase, redemption, consolidation or subdivision of units of the Trust or other securities of the Trust and matters related thereto;

•	the exercise of reasonable commercial efforts to maintain at all times the “mutual fund trust” status of the Trust pursuant to section 132(6) of the Income Tax Act (Canada); and

•	adoption or amendment of any by-laws of the Trust.
In addition, under applicable securities legislation and stock exchange rules, the Board of Trustees have oversight responsibility for the following matters:

•	review and approval of the annual and interim financial statements and accompanying management’s discussion and analysis;

•	compliance with public disclosure obligations and insider trading restrictions;

•	review and approval of the Trust’s core public disclosure documents including its annual information forms, proxy circulars and annual reports;

•	retention, direction and monitoring the independence of the auditors;

•	review and approval of the Trust’s system of internal controls and procedures; and

•	nomination of Trustees for election and appointment to the Board of Directors.
     The Trustees should exercise their responsibility in respect of the foregoing matters by:
•	considering and either rejecting or accepting the recommendations of the Board of Directors, management of Precision or another body authorized by the Board of Directors such as the Audit Committee or the Corporate Governance and Nominating Committee;

•	satisfying themselves that the appropriate individuals or consultants are doing the required work to discharge their duties in respect of any delegated matters; and

•	ensuring that the Board of Trustees have received the necessary information, recommendations and professional advice required to make decisions.
The integrity of Precision’s internal control and management information systems is monitored by the Board of Directors and its committees of the Board of Directors (each a “Committee”). The Audit Committee of Precision is responsible for reviewing internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the Audit Committee and the Audit Committee receives direct reports from the internal and external auditors of the Trust, including discussions without the presence of management.
Upon the recommendation of the Audit Committee and on the recommendation of the Board of Directors, the Board of Trustees approves the annual audited consolidated financial statements of the Trust and the interim unaudited consolidated financial statements of the Trust.
The Board of Trustees requires that Precision, as administrator to the Trust, make accurate, timely and effective communication to Unitholders of the Trust and the investment community. Precision has a written disclosure policy pertaining to communication with the media and with respect to all continuous disclosure and public reporting requirements to Unitholders and the investment community.
The Board of Trustees, on the recommendation of the Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website a set of Corporate Governance Guidelines that affirm the Trust’s commitment to maintaining a high standard of corporate governance.
Limitation On The Trustees’ Role
In order for the Trust to maintain its status as a “mutual fund trust” under the Income Tax Act (Canada) the Board of Trustees will not undertake any activities beside the investment and management of the Trust’s property.
The Board of Trustees may request reports on the operations of the business of Precision and may comment thereon, but will not make actual business decisions relating to operational matters in relation to the business of Precision.
Approved February 13, 2009.

SCHEDULE A
TRUST MATTERS DELEGATED TO PRECISION DRILLING CORPORATION
Capitalized terms used in this Schedule A but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustees have delegated to Precision, and Precision has agreed to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:
a.	other than those matters set out in Schedule B, undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein, and generally provide all other services as may be necessary or as requested by the Trustees for the administration of the Trust;

b.	prepare or cause to be prepared all returns, filings and documents and make all determinations necessary for the discharge of the Trustees’ obligations under the Declaration of Trust;

c.	the retention and monitoring, on behalf of the Trustees, of the transfer agent and other organizations serving the Trust;

d.	the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

e.	the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

f.	dealing with: (i) banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; (iii) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto; and (iv) any and all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.5 of the Declaration of Trust;

g.	prepare or cause to be prepared and provide to the Board of Trustees so as to be approved for delivery to Unitholders, annual audited consolidated and interim unaudited financial statements of the Trust, as well as relevant tax information;

h.	arrange for the filing of all income tax returns and filings within the time required by applicable tax law;

i.	administer distributions declared payable by the Board of Trustees and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

j.	ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

k.	ensure compliance by the Trust with all applicable securities legislation including, without limitation, continuous disclosure obligations;

l.	prepare or cause to be prepared on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

m.	provide investor relations services to the Trust;

n.	prepare or cause to be prepared and arrange for the distribution of all materials approved for delivery by the Trustees (including notices of meetings and information circulars) in respect of all annual and/or special meetings of Unitholders;

o.	prepare or cause to be prepared and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust, the form and content of which will be approved by the Trustees;

p.	once approved by the Board of Trustees, take all steps necessary to complete the issuance of securities of the Trust;

q.	attend to all administrative and other matters (including making determinations) arising in connection with any redemptions of Trust Units including, without limitation, the matters set forth in Article 6 of the Declaration of Trust and any designation of capital gain pursuant to Section 5.5 of the Declaration of Trust;

r.	obtain and maintain appropriate liability insurance for the benefit of the Board of Trustees, Board of Directors and officers of Precision and its affiliates;

s.	ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a “mutual fund trust” within the meaning of that act since inception, and assuming the requirements for such election are met, monitor the Trust’s status as such a mutual fund trust and provide the Board of Trustees with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

t.	monitor whether more than 10% of the fair market value of the property of the Trust is “specified property” or “taxable Canadian property” for purposes of the Income Tax Act (Canada);

u.	monitor the beneficiaries of the Trust to ensure that no fewer than 150 beneficiaries hold one “block of units” (as that expression is defined in the Income Tax Act (Canada)) with an aggregate fair market value of not less than $500;

v.	undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

w.	prepare or cause to be prepared for approval by the Board of Trustees any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

x.	promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

SCHEDULE B
RETAINED RESPONSIBILITIES OF THE BOARD OF TRUSTEES UNDER THE DECLARATION OF TRUST
Capitalized terms used in this Schedule B but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Pursuant to the Declaration of Trust, the Board of Trustees has retained the following responsibilities:
a.	to supervise the activities and manage the investments and affairs of the Trust;

b.	to invest, hold shares, trust units, beneficial interests, partnership interests (other than general partnership interests), joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Trust;

c.	to enter into any agreement or instrument to create or provide for the issue of Trust Units and Special Voting Units (including any firm or best efforts underwriting agreement), to cause such Trust Units and Special Voting Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including the prospectus and any registration rights agreement, to qualify such Trust Units and Special Voting Units for sale in whatever jurisdictions they will be sold or offered for sale;

d.	except as prohibited by applicable law, to delegate any of the powers and duties of the Board of Trustees to any one or more agents, representatives, officers, employees, independent contractors or other persons the doing of such things and the exercise of such powers hereunder as the Board of Trustees may from time to time reasonably require, so long as any such delegation is not inconsistent with any of the provisions of the Declaration of Trust and subject at all times to the general control and supervision of the Board of Trustees;

e.	to redeem Trust Units (or rights, warrants, convertible securities, options or other securities) for such consideration as the Board of Trustees may deem appropriate in their sole discretion and to redeem Special Voting Units for no consideration and such redemption to be subject to the terms and conditions of the Declaration of Trust;

f.	without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with the Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of the Declaration of Trust;

g.	to subdivide or consolidate from time to time the issued and outstanding Trust Units; and

h.	to purchase Trust Units for cancellation in accordance with applicable regulatory requirements.

APPENDIX B
MANDATE OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION
ADMINISTRATOR TO PRECISION DRILLING TRUST
General
The board of directors (the “Board of Directors”, and each member a “Director” of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration.
The Board of Directors discharges its responsibilities directly and through its committees of the Board of Directors (each a “Committee”). The Board of Directors appoints from its members an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee (collectively, the “Committees”). The Board of Directors may delegate to such Committees matters for which it is responsible, but the Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management.
Each Director is expected to attend in person all regularly scheduled meetings of the Board of Directors and all meetings of each Committee on which they serve. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.
The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Structure And Authority
The composition of the Board of Directors, including the qualifications of its members, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the units (“Trust Units”) of Precision Drilling Trust (the “Trust”) are listed for trading.
The Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to holders of Trust Units and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.

The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s independent Directors. The term of each Director will expire at the close of the next annual meeting of Unitholders or when their successor is appointed by the General Partner of PDLP.
If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, upon the recommendation of the Corporate Governance and Nominating Committee and with the approval of the Board of Trustees, consider possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities. The Board of Directors may, with the approval of the Board of Trustees, between annual meetings of the Unitholders, request that the General Partner appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Unitholders.
Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and will demonstrate integrity, accountability and informed judgment. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Trust Units are listed for trading.
Responsibilities
The Board of Directors will review and consider the reports and recommendations of the Committees, and if approved by the Board of Directors, will, as required, communicate such reports and recommendations to the Board of Trustees for their approval.
The Board of Directors will approve all material transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, determine the compensation of senior management and the Directors, and establish the compensation policies of Precision.
The Board of Directors is responsible to the extent feasible, to satisfy itself of the integrity of the Chief Executive Officer and executive officers and ensure that the Chief Executive Officer and executive officers create a culture of integrity throughout the organization.
The Board of Directors shall oversee Precision’s administrative and support services to the Trust in accordance with the terms of the administration agreement, dated November 7, 2005 entered into between Precision and the Trust, as such agreement may be amended from time to time (the “Administration Agreement”). The Board of Directors acknowledges that as part of its responsibility for matters delegated to it by the Trust under the Administration Agreement, it will adhere to principles of good corporate governance, including the use of Committees.
The Board of Directors takes responsibility for appointing the Chief Executive Officer and is consulted on the appointment of other senior management. The Board of Directors, through the Compensation Committee, formally reviews the Chief Executive Officer’s remuneration and performance and the compensation of other members of management. Senior management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports management’s commitment to training and development of all employees.

The Board of Directors is responsible for the consideration of succession issues and reviews the adequacy of Precision’s succession plan at least annually.
The Board of Directors and its Committees are responsible for overseeing the integrity of Precision’s internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. The Board of Directors will submit any such report of the Audit Committee, once approved by the Board of Directors, to the Board of Trustees. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from the internal and external auditors of the Trust. Such meetings include discussions between the Audit Committee members and the external auditors without the presence of management.
The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior management at which concepts discussed in the strategic plan are discussed and adopted.
The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision and its subsidiaries.
The Board of Directors approves the annual audited consolidated financial statements of the Trust and approves the interim unaudited consolidated financial statements of the Trust and accompanying management’s discussion and analysis. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee. Once approved, annual and quarterly financial statements must be submitted by the Board of Directors or the Audit Committee, as the case may be, to the Board of Trustees for final approval.
The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives quarterly environmental and occupational health and safety reports, reports on litigation issues and appropriate compliance reports from management.
The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision and the Trust to the Unitholders and the investment community, and that the financial results of Precision and the Trust are reported fairly and in accordance with generally accepted accounting standards. The Board of Directors must report regularly to the Board of Trustees on such matters.
The Board of Directors requires that Precision, as administrator to the Trust, make accurate, timely and effective communication of all material information to Unitholders and the investment community. The Board of Directors has adopted a written disclosure policy (the “Disclosure Policy”) in respect of communications with the media and to the continuous disclosure and public reporting obligations of the Trust. The disclosed information is released through newswire services, Precision’s website, mailings to Unitholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and the Trust reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision and the Trust. The Board of Directors currently delegates this ongoing reporting responsibility to management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Corporate Secretary and outside legal counsel. Material disclosure relating to the Trust, including without limitation, the Trust’s annual information form, annual report and annual proxy circular must, once approved by the Board of Directors, be submitted to the Board of Trustees for approval.
The Corporate Governance and Nominating Committee is responsible for recommending the Trust’s approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of the Trust. The Board of Directors will submit the reports of the Corporate Governance and Nominating Committee, once approved, to the Board of Trustees. The Board of Directors, through its Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.
The Board of Directors, through its Corporate Governance and Nominating Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.
The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.
The Board of Directors meets at least four (4) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meet in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.
Unitholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Corporate Secretary, at the offices of Precision, 4200, 150 — 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251, or email at corporatesecretary@precisiondrilling.com.
All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on the Trust’s website at www.precisiondrilling.com.
Approved April 22, 2008.

APPENDIX C
PRECISION DRILLING TRUST
EMPLOYEE TRUST UNIT OPTION PLAN
C-1

PRECISION DRILLING TRUST

EMPLOYEE TRUST UNIT OPTION PLAN

•, 2009

PRECISION DRILLING TRUST
EMPLOYEE TRUST UNIT OPTION PLAN
1.	The Plan

A trust unit option plan pursuant to which Options to purchase Trust Units may be granted to the officers and key employees of the Precision Group is hereby established on the terms set forth below.

2.	Purpose

The purpose of this Plan is to advance the interests of the Precision Group by encouraging the officers and key employees of the Precision Group to acquire Trust Units, thereby (i) increasing the proprietary interests of such persons in the Trust, (ii) aligning the interests of such persons with the interests of the unitholders of the Trust generally, (iii) encouraging such persons to remain associated with the Precision Group and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Precision Group.

3.	Defined Terms

3.1	Where used herein, the following terms shall have the following meanings, respectively:

“Black-Out Period” means the period of time when, pursuant to any policies of the Trust, any securities of the Trust may not be traded by certain Persons as designated by the Trust, including any holder of an Option;

“Board” means the board of directors of the Corporation;

“Canadian Option” means an Option pursuant to which the Option Price is stated and payable in Canadian dollars;

“Canadian SIFT Rules” means the rules provided for by the ITA concerning “Specified Investment Flow-Through” or “SIFT” entities;

“Cause” means, unless otherwise defined in the applicable agreement evidencing the grant of an Option hereunder, any act or omission that would entitle the Employer to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law:
(i)	any improper conduct by the Participant which is materially detrimental to the Employer; or

(ii)	the willful failure of the Participant to properly carry out his or her duties on behalf of the Employer or to act in accordance with the reasonable direction of the Employer;

“Change of Control” means the occurrence of any of:
(i)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Trust or the Corporation or any wholly-owned subsidiary of the Trust or the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Business Corporations Act (Alberta)) of, or acquires the right to exercise control or direction over, securities of the Trust or the Corporation representing 50% or more of the then issued and outstanding voting securities of the Trust or the Corporation, as the case may be, in any manner whatsoever, including, without limitation, as a result of a takeover bid, an issuance or exchange of securities, an amalgamation of the Trust or the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Trust or the Corporation to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Trust or the Corporation or in connection with an income or royalty trust reorganization);

(iii)	the dissolution or liquidation of the Corporation or the Trust, as the case may be, except in connection with the distribution of assets of the Trust or the Corporation to one or more Persons which were wholly-owned subsidiaries of the Trust or the Corporation prior to such event or in connection with an income trust or royalty trust reorganization;

(iv)	the occurrence of a transaction requiring approval of the Trust’s unitholders whereby the Trust or the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Trust or the Corporation or an income or royalty trust reorganization); or

(v)	the Board passes a resolution to the effect that an event comparable to an event set forth in this definition has occurred;
provided that an event described in this definition shall not constitute a Change of Control where such event occurs as a result of a Permitted Reorganization;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Constructive Dismissal” has the meaning ascribed thereto pursuant to the common law, unless otherwise defined in the applicable agreement evidencing the grant of an Option hereunder, and shall include, without in any way limiting its meaning under the common law, any material change (other than a change which is clearly consistent with a promotion) imposed by the Employer without the Participant’s consent to the Participant’s title, responsibilities or reporting relationships, or a reduction of the Participant’s compensation except where such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee, of the Employer;

“Continuing Entity” has the meaning set out in Section 10.1;

“Continuing Entity Options” has the meaning set out in Section 10.1;

“Control Period” means the period commencing on the date of the Change of Control and ending 180 days after the date of the Change of Control;

“Corporation” means Precision Drilling Corporation and includes any successor corporation thereto;

“Date of Grant” of an Option means the date an Option is granted to a Participant under the Plan;

“Disability” means where the Participant:
(i)	is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as an officer or employee of the Employer either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or

(ii)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs;
“Employer” means with respect to a Participant, the entity in the Precision Group that employs the Participant or that employed the Participant immediately prior to his or her Termination Date;

“Fair Market Value” means, on any particular date, the fair market value of a Trust Unit as determined by the Board in accordance with the following:
(i)	in respect of a Trust Unit issuable upon the exercise of a Canadian Option, the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the TSX during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Trust Units are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to Canadian dollars using the Noon Buying Rate; and provided further, that if the Trust Units are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on such stock exchange in Canada or the United States on which the Trust Units are then listed and posted for trading during the last five trading days prior to that particular date (and, if in United States dollars, converted to Canadian dollars using the Noon Buying Rate) or, if the Trust Units are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Trust Unit (in Canadian dollars) as determined by the Board in its sole discretion and to the extent applicable, in accordance with Section 409A of the Code;
(ii)	in respect of a Trust Unit issuable upon the exercise of a U.S. Option, the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Trust Units are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on the TSX during the last five trading days prior to that particular date on which at least a board lot of Trust Units has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to United States dollars using the Noon Buying Rate; and provided further, that if the Trust Units are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Trust Unit on such stock exchange in Canada or the United States on which the Trust Units are then listed and posted for trading during the last five trading days prior to that particular date (and, if in Canadian dollars, converted to United States dollars using the Noon Buying Rate) or, if the Trust Units are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Trust Unit (in United States dollars) as determined by the Board in its sole discretion and to the extent applicable, in accordance with Section 409A of the Code; and

(iii)	the Fair Market Value of a Trust Unit shall be rounded up to the nearest whole cent;
“Insider” means an insider as defined in the TSX Company Manual, as amended from time to time;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.), c. 1, including the regulations promulgated thereunder, as amended from time to time;

“Leave of Absence” means any period during which, pursuant to the prior written approval of the Participant’s Employer, the Participant is considered to be on an approved leave of absence but does not provide any services to his or her Employer;

“Noon Buying Rate” means the noon buying rate for the applicable currency published by the Bank of Canada on the relevant date;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase Trust Units granted in accordance with the Plan by the Trust to an officer or other key employee of the Precision Group, subject to the provisions contained herein;

“Option Price” means, in respect of any particular Option, the price per Trust Unit at which Trust Units may be purchased under that Option, as the same may be adjusted in accordance with Article 8 hereof;

“Participant” means an officer or other key employee of the Precision Group to whom an Option has been granted and which Option, or portion thereof, remains unexercised and has not been surrendered;

“Permitted Reorganization” means a reorganization of the Precision Group in circumstances where the unitholdings, shareholdings or ultimate ownership remains substantially the same upon completion of the reorganization, and includes a reorganization, in a transaction or series of related transactions, of the Trust for the purposes of avoiding the application of the Canadian SIFT Rules and any related tax or trust, corporate or partnership reorganization or restructuring including, without limitation, the contemporaneous or, to the extent entered into in connection with such reorganization or restructuring, subsequent termination or winding-up of the Trust;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan” means this Trust Unit Option Plan of the Trust, as set out herein, as the same may be amended or varied from time to time;

“Precision Group” means the Trust and any corporations which the Trust controls, within the meaning of the ITA, and includes, for greater certainty, the Corporation;

“Restricted Options” has the meaning set out in Section 5.9;

“Retirement” means the normal retirement of the Participant from employment with the Employer or the early retirement of the Participant pursuant to any applicable retirement plan of the Employer;

“Substitution Event” means a Change of Control pursuant to which the Trust Units are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

“Termination Date” means the Participant’s last day of active employment with the Employer, regardless of the reason for the termination of employment;

“Trust” means Precision Drilling Trust, a mutual fund trust within the meaning of the ITA, and includes any successor mutual fund trust thereto, and any reference in this Plan to action by the Trust means action by or under the authority delegated to the Corporation or the Board or any Person or committee that has been designated for the purpose by the Corporation;
“Trust Units” means the trust units of the Trust as presently constituted, each of which represents an equal undivided beneficial interest in the Trust and any distributions from the Trust, or any trust units into which such trust units are changed, reclassified, subdivided, consolidated or converted or which are substituted for such trust units, or as such trust units may further be changed, reclassified, subdivided, consolidated, converted or substituted;

“TSX” means The Toronto Stock Exchange;

“U.S. Option” means an Option pursuant to which the Option Price is stated and payable in United States dollars; and

“U.S. Taxpayer” means a person who is a citizen or permanent resident of the United States for the purposes of the Code or for whom Options granted under the Plan would otherwise be subject to United States federal income taxation under the Code.

4.	Administration of the Plan

4.1	The Plan shall be administered by the Corporation. The Trust shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan, including as to:
(a)	the officers and other key employees of the Precision Group to whom Options will be granted;

(b)	the number of Trust Units which shall be the subject of each Option;

(c)	the Option Price in respect of each Option (subject to Section 5.7 hereof); and

(d)	any and all terms and conditions in addition to (and not inconsistent with) those contained herein which are to be attached to any or all such Options including, without limitation, whether the Options shall be Canadian Options or U.S. Options;
by the execution and delivery of instruments in writing in such form or forms as shall have been approved by the Board.

4.2	The Board may from time to time adopt such policies, guidelines, rules and regulations for administering the Plan as it may deem proper and in the best interests of the Trust and may, subject to applicable law, delegate any of its powers hereunder to a committee of the Board. To the extent the Board considers it desirable to meet the requirements of the performance-based compensation exception of Section 162(m) of the Code, the Plan shall be administered by a committee of two or more “outside directors” (within the meaning of Section 162(m) of the Code).

5.	Granting of Options

5.1	The Board from time to time may grant Options to such officers and other key employees of the Precision Group as the Board shall determine; provided, however, that Options may be granted to an officer or other key employee of the Precision Group who is a U.S. Taxpayer only if the corporation or entity (that is part of the Precision Group) for which he or she provides services would, together with the Trust, be classified as the “service recipient” (as defined in Section 409A of the Code) with respect to such officer or other key employee. Each grant of an Option shall be made by virtue of the employment of the Participant with the Precision Group and subject to the terms and conditions contained herein and may be subject to additional terms and conditions (not inconsistent herewith) determined by the Board from time to time. Unless otherwise provided in the applicable agreement evidencing the grant of an Option hereunder, all Options shall vest and become exercisable as follows:
(a)	1/3 of the Options shall vest on the first anniversary of the Date of Grant;

(b)	an additional 1/3 of the Options shall vest on the second anniversary of the Date of Grant; and

(c)	the final 1/3 of the Options shall vest on the third anniversary of the Date of Grant.
5.2	Options granted to any Participant shall be approved by the unitholders of the Trust if the rules of any stock exchange on which the Trust Units are listed require such approvals.

5.3	Unless prohibited by applicable law or rules of a stock exchange on which the Trust Units are listed for trading, Canadian Options or U.S. Options may be granted to a Participant without regard to such Participant’s domicile or residence for tax purposes. United States taxpayers that are Participants may receive Canadian Options and Canadian taxpayers that are Participants may receive U.S. Options.

5.4	The aggregate number of Trust Units reserved by the Trust for issuance under this Plan and all other security based compensation arrangements of the Trust shall not exceed 11,103,253 Trust Units, the aggregate number of Trust Units so reserved for issuance in any one fiscal year shall not exceed 1% of the issued and outstanding Trust Units and the aggregate number of Trust Units so reserved for issuance to any one individual shall not exceed 2% of the issued and outstanding Trust Units. The proportion of Trust Units reserved by the Trust for issuance under this Plan in any one fiscal year to any one individual shall not exceed 25% of the Trust Units so reserved for issuance under this Plan during such fiscal year.
5.5	(a)	The number of Trust Units issuable to Insiders of the Trust or the Corporation, at any time, under all security based compensation arrangements of the Trust, including the Plan, cannot exceed 10% of the issued and outstanding Trust Units; and

(b)	The number of Trust Units issued to Insiders of the Trust or the Corporation, within any one year period, under all security based compensation arrangements of the Trust, including the Plan, cannot exceed 10% of the issued and outstanding Trust Units.
5.6	If any Option granted under this Plan shall expire or terminate for any reason without having been exercised or surrendered in full, any unpurchased Trust Units to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.7	The Board shall, at the time an Option is granted under this Plan, fix the Option Price in respect of such Option and such Option Price shall not be less than the Fair Market Value on the Date of Grant. If the Option is a Canadian Option, the Option Price shall be stated and payable in Canadian dollars, and if the Option is a U.S. Option, the Option Price shall be stated and payable in United States dollars.

5.8	Subject to Section 5.9, an Option must be exercised or surrendered within a period of time not exceeding seven years from the Date of Grant (or such shorter period of time as the Board may determine and specify in connection with the grant of the Option), otherwise the Option shall expire immediately after the applicable period.

5.9	Except if not permitted by the TSX or NYSE, if any Options may not be exercised due to any Black-Out Period being in effect at any time within the 3 business day period prior to the normal expiry date of such Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of 7 business days following the end of the Black-Out Period (or such longer period as permitted by the TSX or NYSE and approved by the Board).

6.	Exercise or Surrender of Options

6.1	Subject to the provisions of this Plan and the terms and conditions of the Option, an Option or any portion thereof may be exercised from time to time by delivery to the Trust c/o the Corporation at its registered office of a notice in writing signed by the Participant or, in the case of the Participant’s death or incapacity, the Participant’s legal personal representative. This notice shall state the intention of the Participant, or, in the case of the Participant’s death or incapacity, the Participant’s legal personal representative, to exercise the Option or a portion thereof and the number of Trust Units in respect of which the Option is then being exercised, and must be accompanied by payment to the Trust in full of the applicable Option Price (including any applicable withholding tax) in the currency in which the Option Price is denominated for the Trust Units which are the subject of the exercise.

6.2	As an alternative to the exercise of an Option pursuant to Section 6.1, a Participant shall be entitled, at his or her election, to surrender for cancellation, unexercised, any vested Option which is otherwise then exercisable and, in consideration for such surrender for cancellation, to receive a cash payment in an amount equal to the positive difference, if any, obtained by subtracting the aggregate Option Price of the surrendered Option from the then current Fair Market Value of the Trust Units subject to the surrendered Option, less applicable source withholdings. The Board has the sole discretion to consent or disapprove of the election of the Participant to surrender any vested Option pursuant to this Section 6.2. If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 6.1, or (ii) retract the request to surrender such Option and retain the Option. If the Board approves of the election, the Board shall make the cash payment to the Participant in respect of the surrendered Option within 30 days. Any cash payment in accordance with this Section 6.2 shall be payable in Canadian dollars, if made with respect to a Canadian Option, and in United States dollars, if made with respect to a U.S. Option.
7.	Non-Assignability of Options

Each Option granted to a Participant is non-assignable and non-transferable except pursuant to laws of succession and, except in the case of the Participant’s death or incapacity, shall be exercisable or surrendered only by the Participant.

8.	Adjustments

8.1	Appropriate adjustments in the number of Trust Units subject to the Plan and, with respect to Options granted or to be granted, in the respective numbers of Trust Units optioned and in the respective Option Prices, shall be made by the Board to give effect to adjustments in the number of Trust Units resulting from subdivisions or consolidations of the Trust Units or the payment of distributions in kind of Trust Units by the Trust (other than distributions in kind of Trust Units paid in lieu of cash distributions in the ordinary course) or to give effect to reclassifications or conversions of the Trust Units or any other relevant changes in the authorized or issued capital of the Trust or any other event in respect of which, in the opinion of the Board, such an adjustment would be necessary to preserve the Participant’s rights hereunder and under the Options, in all such cases which occur subsequent to the approval of the Plan by the Board; provided that no Option shall be adjusted to result in the issuance of a fractional Trust Unit and all fractions shall be rounded down; provided further that an Option, which is intended to be exempt from Section 409A of the Code, shall be adjusted in accordance with Section 409A in order to remain exempt from Section 409A.

9.	Termination of Employment

9.1	Subject to Sections 9.2, 9.3, 9.4, 9.5, 9.6 and 9.7, and to the terms of any particular Option, all rights to purchase Trust Units pursuant to an Option or to surrender such Option shall expire and terminate immediately upon the Participant holding such Option ceasing to be an officer or employee of the Precision Group, provided that if such employment of the Participant is terminated for Cause, such rights shall terminate immediately upon notification being given to the Participant of such termination for Cause.

9.2	If, before the expiry of an Option in accordance with the terms thereof, the Participant holding such Option shall cease to be an officer or employee of the Precision Group by reason of the death of the Participant, the unexercised part of such Option shall become fully vested and may be exercised or surrendered (including such part, if any, thereof which, but for this Section 9.2, would not otherwise be able to be exercised or surrendered) at any time within 12 months of the Participant’s Termination Date unless otherwise provided in the terms of a particular Option. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 12 month period.

9.3	If, before the expiry of an Option in accordance with the terms thereof, the Participant holding such Option shall cease to be an officer or employee of the Precision Group by reason of Disability or Leave of Absence, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered until the normal expiry of the Option in accordance with its terms.

9.4	If, before the expiry of an Option in accordance with the terms thereof, the Participant holding such Option shall cease to be an officer or employee of the Precision Group by reason of Retirement, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered at any time within 24 months of the Participant’s Termination Date unless otherwise provided in the terms of a particular Option. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 24 month period.

9.5	If, before the expiry of an Option in accordance with the terms thereof, the Participant holding such Option shall cease to be an officer or employee of the Precision Group by reason of voluntary resignation (i) the unvested part of the Option shall be cancelled immediately and may not be exercised or surrendered and (ii) the vested part of such Option may be exercised or surrendered at any time within 30 days of the Participant’s Termination Date, but only to the extent that the Participant was entitled to exercise or surrender such Option at the Participant’s Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 30 day period.

9.6	If, before the expiry of an Option in accordance with the terms thereof, the Participant holding such Option shall cease to be an officer or employee of the Precision Group by reason of termination other than for Cause, such Option shall continue to vest in accordance with its terms and may be exercised (if such Option is fully vested) or surrendered at any time within 90 days of the Participant’s Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 90 day period.

9.7	If, before the expiry of an Option in accordance with the terms thereof, a Change of Control shall occur and the Participant shall cease to be an officer or employee of the Employer by reason of termination:
(a)	by the Employer or by the entity that has entered into a valid and binding agreement with the Trust, the Corporation and/or other members of the Precision Group to effect the Control Change at any time after such agreement is entered into or during the Control Period and such termination was for any reason other than for Cause; or

(b)	by the Participant within 30 days after an act of Constructive Dismissal, provided such act of Constructive Dismissal occurs during the Control Period;
the Participant’s Options shall become fully vested and may be exercised or surrendered by the Participant (including such part, if any, thereto which, but for this Section 9.7, would not otherwise be able to be exercised or surrendered) at any time within 90 days of the Participant’s Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the expiration of such 90 day period.

9.8	This Plan does not confer upon a Participant any right with respect to continuation as an officer or employee with the Precision Group nor does it interfere in any way with the right of the Participant or the Precision Group to terminate the Participant’s employment at any time.

9.9	Options shall not be affected by any change of employment of the Participant so long as the Participant continues to be employed by the Precision Group.

10.	Substitution Event

10.1	Unless Section 10.2 applies, upon the occurrence of a Substitution Event or a Permitted Reorganization, where the surviving or acquiring entity (the “Continuing Entity”) is a corporation or a “mutual fund trust” (within the meaning of the ITA), then the Continuing Entity shall substitute or replace similar options to purchase securities in the Continuing Entity (“Continuing Entity Options”) for the Options outstanding under this Plan on substantially the same terms and conditions as this Plan. For greater certainty, no consideration other than Continuing Entity Options shall be received and the excess of the aggregate fair market value of the securities of the Continuing Entity subject to the Continuing Entity Options immediately after the substitution or replacement over the aggregate option price of such securities under the Continuing Entity Options shall not exceed the excess of the aggregate Fair Market Value of the Trust Units subject to the outstanding Options immediately before such substitution or replacement over the aggregate Option Price of such Trust Units. Any such substitution or replacement shall, at all times, be made in compliance with the provisions of subsection 7(1.4) of the ITA and Section 409A of the Code.

10.2	In the event that:
(a)	the Continuing Entity does not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not) substitute or replace Continuing Entity Options for the Options outstanding under this Plan on the same terms as described in Section 10.1;

(b)	the Board determines, acting reasonably, that such substitution or replacement is not practicable;

(c)	the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results, under the ITA or the Code, to holders of Options; or

(d)	the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not be) listed and posted for trading on a recognizable stock exchange;
the outstanding Options shall become fully vested and may be exercised or surrendered by the Participant (including such part, if any, thereto which, but for this Section 10.2, would not otherwise be able to be exercised or surrendered) at any time after the Participant receives written notice from the Board of such accelerated vesting and prior to the occurrence of the Substitution Event or Permitted Reorganization; provided, however, that such vesting, exercise or surrender shall be, unless otherwise determined in advance by the Board, effective immediately prior to, and shall be conditional on, the consummation of such Substitution Event or Permitted Reorganization. Any Options that have not been exercised or surrendered pursuant to this Section 10.2 shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Substitution Event or Permitted Reorganization.

11.	Decisions of the Board

11.1	All decisions and interpretations of the Board respecting the Plan or any Options shall be conclusive and binding on the Trust and the Participants and their respective legal personal representatives.

12.	Amendment or Discontinuance of Plan

12.1	Subject to the policies, rules and regulations of any lawful authority having jurisdiction over the Trust (including any exchange on which the Trust Units are listed for trading), the Board may at any time, without further action by, or approval of, the holders of Trust Units, amend this Plan or any Option granted under this Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:
(a)	ensure that Options granted under this Plan will comply with any provisions respecting trust unit options in the income tax or other laws in force in any country or jurisdiction of which a Person to whom an Option has been granted may from time to time perform services or be resident;

(b)	make amendments of a procedural or “housekeeping” nature;

(c)	change the termination provisions of an Option granted under the Plan which does not entail an extension of the expiry date of the Option beyond the original expiry date of the Option; or

(d)	terminate this Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Option holder, except as permitted by provisions of Articles 8 or 10 hereof, alter or impair any of the rights or obligations under any Option theretofore granted.

13.	Government Regulation

13.1	The Trust’s obligation to issue and deliver Trust Units on the exercise of any Option is subject to:
(a)	the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Trust shall determine to be necessary or advisable in connection with the authorization, issuance or sale of such Trust Units;

(b)	the admission of such Trust Units to listing on any stock exchange on which Trust Units may then be listed;

(c)	the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Trust Units as the Trust determines to be necessary or advisable in order to safeguard against the violation of the securities or income tax laws of any jurisdiction; and

(d)	the Board being satisfied that, upon the issuance of any Trust Units pursuant to the exercise of any Option, the Trust will continue to be in compliance with the provisions of the subsection 132(7) of the ITA (as amended from time to time and any successor provision thereto) relating to the Trust’s continued satisfaction of the requirements to constitute a mutual fund trust within the meaning of the ITA.
The Trust shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Trust Units in compliance with applicable securities laws and for the listing of such Trust Units on any stock exchange on which Trust Units are then listed.

13.2	The Precision Group may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Precision Group will be able to comply with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant.

14.	Participant’s Rights

A Participant shall not have any rights as a unitholder of the Trust in respect of any Trust Units issuable pursuant to an Option until the issuance of Trust Units upon the exercise of the Option or a portion thereof, and then only with respect to the Trust Units so issued. For greater certainty, a Participant shall not have the right or be entitled to exercise any voting rights, receive distributions or have or be entitled to any other rights as a unitholder of the Trust in respect of any Options.

15.	Approvals

15.1	If Trust Units cannot be issued to a Participant upon the exercise of an Option for any reason which, in the opinion of the Board, acting reasonably, would result in undue expense to the Trust as a result of the Trust being required to comply with non-Canadian regulatory requirements, the obligation of the Trust to issue such Trust Units shall terminate and any funds paid to the Trust in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable. In such circumstances, such Participant shall be deemed to have elected to surrender the Option in accordance with Section 6.2 and such Participant shall be paid the amount specified in that Section.

15.2	If Trust Units cannot be issued to a Participant upon the exercise of an Option due to a decision by the Board that the condition in Section 13.1(d) would be, or is at risk of being, violated as a consequence of such issuance, the obligation of the Trust to issue such Trust Units shall terminate and any funds paid to the Trust in connection with the exercise of such Option shall be returned to the relevant Participant as soon as practicable. In such circumstances, such Participant shall be deemed to have elected to surrender the Option in accordance with Section 6.2 and such Participant shall be paid the amount specified in that Section.

16.	Effective Date

This Plan is effective from , 2009.